FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 30, 2004

LIHIR GOLD LIMITED

Level 7, Pacific Place
Cnr Champion Parade / Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:
Name Title:	Mark Laurie Company Secretary

Shareholder report available online

The Lihir Gold annual report is available on our website at www.lihir.com.pg/reports/annual.htm Electing to view the report online, rather than receiving a printed copy, has cost and environmental benefits. It is also quick and easy to access. If you would like to receive next year’s report electronically, please contact Lihir Gold’s share registrar, Computershare, either in Brisbane or Port Moresby (see contact details on page 73).

Proposed reporting and meeting timetable for the remainder of 2004

26 March	Annual report and notice of Annual General Meeting sent to shareholders
27 April	Annual General Meeting (Port Moresby, Papua New Guinea) 2004 first quarter production and exploration report
28 April	Information meeting (Sydney, Australia)
29 July	2004 second quarter production report Half-year financial results
25 October	2004 third quarter production report

Front cover images:

Top
Regular ocean monitoring shows ongoing compliance with all PNG operating licences and permits.

Centre

Programmes to improve haul truck maintenance and utilisation are being implemented to facilitate increased movement of material from the pit. Geothermal steam, which is being harnessed for power, can be seen in the background.

Bottom

Lihir Gold’s proactive approach to community health includes malaria and filariasis testing in villages throughout the Lihir Group of Islands.

note: All currency references in this annual report are to US dollars unless otherwise indicated.

Adding value for shareholders

In 2003 we faced significant operational and financial challenges. This annual report illustrates how we have taken action, implementing improvement projects and raising capital for further cost-reducing and production-increasing initiatives that are pivotal to our future growth and the creation of wealth for shareholders.

In 2004 we will build on these foundations, with a continued emphasis on strengthening the business through improved operational reliability, efficiency, productivity and cost management.

Lihir Gold Annual Report 2003  1

Location of operations

The Lihir Group of Islands is located in the New Ireland Province, about 900 kilometres north east of Papua New Guinea’s (PNG) capital, Port Moresby. Lihir Gold’s operations are located on Niolam Island. As Niolam Island is the principal island of the Lihir Group of Islands, it is generally referred to as Lihir Island.

Lihir is a volcanic sea mount that rises steeply to approximately 600 metres above sea level. At its widest points, the island measures 22 kilometres from north to south and 14.5 kilometres from east to west.

The Luise Caldera, in which all of the known ore deposits are located, is on the east coast of the island. Exploration work has identified several adjacent and partly overlapping mineral deposits in the Luise Caldera, the principal ones being Minifie, Lienetz and Kapit.

2  Lihir Gold Annual Report 2003

Corporate profile

shareholders

Lihir Gold Limited is a public company with over 25,000 shareholders.

Ownership is as follows:

Institutional and retail shareholders	79.53%
Rio Tinto	14.46%
Mineral Resources Lihir (*MRL)	6.01%

*	MRL holds its shares as trustee for the Lihirian people under the terms of the Lihirian Equity Trust.

management

Lihir Management Company Limited (LMC) reports to the Lihir Gold Board and manages the mine for Lihir Gold Ltd.

history

1982 gold identified; 1983 exploration started; 1995 construction began; 1995 initial public offering launched; 1997 first gold pour; 2001 record gold produced (647,942 ounces); 2003 maiden dividend paid and $151 million raised in equity capital.

resource & reserves

Lihir Gold’s world-class resource of 442.5 million tonnes averages 3.14 grams of gold per tonne for 44.7 million ounces of contained gold. It includes proved and probable reserves of 163.5 million tonnes, averaging 3.88 grams of gold per tonne for 20.4 million ounces of contained gold at a long-term price assumption of $340 per ounce.

type of operation

Open pit gold mine with two adjacent pits, Minifie and Lienetz. A pressure oxidation and carbon-in-leach processing facility with current capacity of 4.3 million tonnes per annum.

mine production

Between 34 – 42 million tonnes of material has been moved from the pit each year since the start of operations. The remaining life-of-mine strip ratio is approximately 4:1 (waste: high-grade ore + low-grade ore). The remaining high-grade strip ratio is about 9:1 (waste + low-grade ore: high-grade ore).

gold production

Produced 550,772 ounces in 2003.

mine lifespan

On the basis of current reserves and mining plan, it is anticipated that mining will finish in about 2023. Processing of low-grade stockpiles will continue over the subsequent 18 years. This may change in the event of a plant expansion.

Lihir Gold Annual Report 2003  3

Summary of results

significant events

•	Gold price increase

•	Record mill throughput despite unscheduled interruptions to process plant production

•	Cost increases, particularly relating to exchange rate changes and fuel costs

•	Equity capital raising of $151 million

	First quarter	Second quarter	Third quarter	Fourth quarter
RESULTS BY QUARTER	(to 31 March)	(to 30 June)	(to 30 September)	(to 31 December)
Gold production	131,050	128,140	131,517	160,065
		259,190 for the half year		550,772 for the year
Costs
- Total cash costs	$283	$350	$271	$273
($ per ounce)		$316 for the half year		$301 for the year
- Gross cash costs (1) (2)	$320	$344	$322	$297
($ per ounce)		$332 for the half year		$319 for the year
Revenue
Average gold price realised	$352	$342	$362	$395
($ per ounce)		$347 for the half-year		$364 for the year
Financial results		Before-tax loss of $6.8 million for the half-year		Before-tax profit of $34.8 million for the year
		Operating cash flow excluding capital & debt service was $2 million		Operating cash flow excluding capital & debt service was $16.7 million
Reserves and exploration	10,336	9,557	8,314	4,332
(metres drilled)

(1)	Excluding corporate and exploration costs

(2)	Gross cash costs including adjustments to match certain costs with future revenues

		12 months to	12 months to
YEAR-END RESULTS		31 December 2002	31 December 2003	Variation
Financial results
Total profit after tax	($million)	53.2	34.8	(18.4)
Cash flow from operations
before interest	($million)	25.2	18.7	(6.5)
Capital expenditure	($million)	(26.0)	(27.1)	(1.1)
Interest – net (cash)	($million)	(2.4)	(2.0)	0.4
Depreciation & amortisation	($million)	(27.1)	(28.6)	(1.5)
Financial position
Cash & short-term investments	($million)	32.5	152.6	120.1
Total assets	($million)	576.7	748.9	172.2
Total liabilities	($million)	150.3	287.5	137.2
Net debt	($million)	8.0	(119.1)	(127.1)
Pre-tax return on equity	(%)	16.3	7.5	8.8
Debt to equity ratio	(%)	9.5	7.3	(2.2)(3)
Market value of Lihir’s hedgebook	($million)	(65.8) @ spot price of $342.8/oz	(199.4) @ spot price of $417.5/oz	(133.6)
Share data
Earnings per share	(cents per share)	4.7	3.0	(1.7)
Gold operations
Gold sales	(ounces)	593,155	579,127	(14,028)
Gold price realised including
deferred hedging gains	($ per ounce)	356	350	(6)
Gross cash costs	($ per ounce)	244	319	75
Exploration expense	($million)	9.7	10.5	0.8

(3) The reduction in debt to equity ratio was significantly affected by the equity placement of 140 million shares.

4  Lihir Gold Annual Report 2003

Summary of results

finance

•    Gold revenue $214.5 million
•    Rollout of hedge book to take advantage of higher spot price
•    Net profit after tax $34.8 million ($3.7 million before asset impairment reversal)
• Paid out inaugural dividend of AUD two cents per ordinary share gold production

• Produced 550,772 ounces of gold • Total cash cost of $301 per ounce of gold produced resources and reserves

• $10.5 million invested in exploration drilling • Gold resources increased 9% to 44.7 million ounces • Gold reserves increased 27.5% to 20.4 million ounces business development

• Completed expansion prefeasability study on autoclave options • Work continuing on the investigation of alternative process streams involving flotation occupational health and safety

• Lost Time Injuries (LTIs)(1) up by 1 from 2002, to 12 for the year • With extra hours worked, the Lost Time Injury Frequency Rate (LTIFR)(2) remained at the same low level as 2002 at 0.30 environmental management

•    No major environmental incident, as defined under the reporting guidelines adopted by the company (see page 25)
•    Maintained full compliance with all permits and licences
•    Favourable pre-audit for ISO 14001 accreditation of the company’s environmental management system, with a view to certification in 2004

community relations

• Continued to maintain good relations with local Lihirian community and all three levels of PNG government • Progress was made with the Integrated Benefits Package review, and negotiations continue

(1) An LTI is when a person cannot return to normal work duties for the following shift as a result of a work-related injury.

(2) The LTIFR is per 200,000 hours worked.

Lihir Gold Annual Report 2003  5

Summary of results

6  Lihir Gold Annual Report 2003

Summary of results

challenges and achievements

2003

Our emphasis in 2003 was to assess where and how we could improve, and to implement effective solutions.

Operational improvements	Installed three additional autoclave feed pumps to improve feed rate capacity, and autoclave availability.

Implemented maintenance improvement programme for the process plant.

Implemented WorkSmart programme in the mining department to systemise operations and provide potential for further improvements and efficiency.

Undertook analytical work focusing on the availability and reliability of mining equipment.

Improved contractor management to maximise benefit of specialist contractor groups for road maintenance, barge operations, and blasting.

Modified mine planning and scheduling systems to be able to adapt to the change from an emphasis on resource development to strategic mine planning.

Cost improvements	Commissioned a six-megawatt geothermal power station that delivered over $1 million in savings on heavy fuel oil consumption in 2003.

Initiatives to institutionalise cost consciousness among employees.

2004

Our emphasis in 2004 will be on improving production levels, operational consistency, and cost management.

Planned operational improvements	Long-term solutions for several high-risk reliability issues to be implemented, including a CCD bypass that will allow CCD maintenance without having to shut down the process plant.

Process plant maintenance improvement programme to be augmented by the establishment of a dedicated improvement/rebuild team.

Projects to improve mining equipment availability.

Purchase of replacement mining equipment brought forward to ensure production targets are achieved.

Purchase of equipment simulator to improve quality of operator training and ensure that mining equipment remains free for operational use.

Second grinding thickener to be installed to increase autoclave capacity.

New carbon regeneration kiln to be installed to improve gold recovery.

Planned cost improvements	Construction of 30-megawatt geothermal power station. When completed in 2005, it will deliver significant cost savings in power generation.

Continue to examine possibilities for further expansion of steam power generation.

Entrenchment of cost consciousness among employees, yielding productivity improvements and cost reductions.

Lihir Gold Annual Report 2003  7

Chairman’s report

“The Board continues to actively review investment opportunities, both internal and external, with a view to augmenting existing operations and adding shareholder value.”

The past year has been a difficult one. While it was always anticipated that 2003 would be influenced by low grades, lower production due to a series of operational problems and higher costs from this and other sources led to a disappointing performance. These results have provided strong impetus for a range of measures being put in place which will yield improved operational and financial performance in 2004 and beyond. Lihir Gold has a clear strategic direction, underpinned by a focus on operational improvements, better cost management and an ongoing assessment of value-creating opportunities. The Board and management share a determination to improve and grow your company for the benefit of shareholders.

Profitability and shareholder value

The Board acknowledges the company’s disappointing share price performance since late 2003 and is focused on implementing measures to deliver increased operational reliability and market confidence in the future.

We aim to build shareholder value by improving the operational performance of Lihir Gold and, over time, growing our business. With this in mind, our two major priorities in 2003 were to pursue site improvements and to accelerate our exploration programme to identify additional reserves and resources that would generate opportunities for higher output and lower costs. Both these initiatives are critical to the future growth of the company.

As a single mine company, improved profit prospects require consistent gold production at the lowest possible, sustainable cost levels. Given Lihir Gold’s high proportion of fixed costs, our primary focus is on initiatives that will increase output and thereby reduce unit costs. To address the disappointing decrease in mine production in 2003, a number of improvement projects have been undertaken and are under way to achieve greater reliability, productivity, and cost effectiveness. These include a number of improvements aimed at debottlenecking the plant, as well as a mine maintenance programme directed towards improving equipment availability, reliability, and maintenance costs.

The harnessing of geothermal power is the company’s most significant current initiative in reducing costs.This responds to the high proportion of costs involved in power generation, which has increased with rising fuel prices. In addition, attention is being devoted to reinforcing a culture of cost awareness.

In November, $151 million was raised through the placement of shares with institutional investors. The funds raised are primarily being used to finance a number of projects aimed at improving the productivity and reliability of our operations and reducing costs. One such project is the construction of the 30-megawatt geothermal unit, which is due to be commissioned in the second quarter of 2005. It is anticipated that this unit will save the company an estimated $10 million per year in fuel costs. Given the savings to be made, we are undertaking work in 2004 to better define the total productive steam reserve available, with a view to installing an additional 20 megawatts.

The funds will also be used to accelerate development of the Kapit orebody, incorporated in reserves in December 2003. Other initiatives include bringing forward the acquisition of mining equipment to increase material movements, and the implementation of a range of measures designed to improve gold recoveries. All initiatives were approved by the Board on the basis of their providing operating cost reductions, increasing production, or otherwise increasing revenues within a relatively short time frame.

Work has continued on the identification of the circumstances under which major expansion of production would increase shareholder value. Early focus on additional autoclaves on a stand-alone basis did not identify an economically attractive path to major expansion. Focus has now shifted to options incorporating a flotation processing plant, alone or alongside additional autoclave capacity. These options are looking more promising, and work on them is continuing at a pace that reflects its high priority.

8  Lihir Gold Annual Report 2003

During the year a number of merger and acquisition opportunities were considered. However, none was judged to be advantageous to shareholders. The Board continues to actively review investment opportunities, both internal and external, with a view to augmenting existing operations and adding shareholder value.

Strengthening community relations

Building and maintaining sound relationships with the Lihirian community and its leaders, and the various levels of government in PNG, is a key consideration throughout the life of the mine. This year, our existing ties were strengthened with joint participation in the launch of the geothermal power station and the official signing of the Lihirian Equity Agreement. In recognition of the importance of the PNG Government and the Lihirian community for the ongoing viability and success of the operation, the Board takes an active role in meeting with community leaders and with various levels and members of government in PNG.

The review of the Integrated Benefits Package (IBP)(1) continues. The recent appointment of Mr Brown Bai, as independent chairman of the review committee, will assist in bringing a successful resolution to negotiations.

The PNG Government has a critical role to play in fostering a positive investment climate. A big step forward to achieving this was made when it announced that it would reintroduce the phasing out of the Mining Levy over a period of five years. The phasing out of the levy had been legislated in the 2002 Budget but withdrawn in the 2003 Budget. While the phasing out will take longer than originally anticipated, it is still an important development that increases the amount of low-grade ore able to be mined profitably at Lihir. The company, together with other mineral producers within PNG and the PNG Chamber of Mines and Petroleum, welcomed the National Executive Council’s decision and commended the Minister for Treasury and Finance, Hon. Bart Philemon and the Minister for Mining, Hon. Sam Akoitai for their efforts and commitment to bringing about the change. With the removal of the Mining Levy, the PNG fiscal regime for mining is more favourable to investors than that under which the Lihir project was initially launched.

Maiden dividend paid out

At last year’s Annual General Meeting we declared Lihir Gold’s maiden dividend of two cents (A$0.02) per ordinary share. The Board will continue to consider payment of dividends on an annual basis, having regard primarily to the company’s current earnings and investment requirements.

Board changes

John O’Reilly rejoined the Board, replacing Jonathan Leslie. As a former chief executive officer of Lihir Management Company, John brings a wealth of experience with Lihir Gold’s operations and in the mining industry generally. We also welcomed Peter Cassidy as a new Board member. Peter has over 30 years experience in the mining industry in Australia, PNG, the USA, and Indonesia. Alan Roberts and Marc Soipang retired from the Board during the year. The Board thanks them for their contribution and wishes them well for the future.

Governance

The company has always focused strongly on good corporate governance. In 2004 further attention will be given to these matters, with the application of new rules and principles from the Australian Stock Exchange and under the Sarbanes-Oxley legislation enacted in the United States. The company is using the opportunity to undertake a systematic review of its governance principles and practices in 2004.

Over time, Lihir Gold has gradually reduced its reliance on support from Rio Tinto plc, which continues to be the largest shareholder and with which the company has a management agreement. In reflection of this change, the basic management fee has been reduced from $3.4 million to $1.5 million per annum from the beginning of 2004.

Acknowledgements

The Board thanks Neil Swan and his team at Lihir Management Company for their committed efforts under challenging circumstances. We take this opportunity to thank, in particular, Nick Lambeth, General Manager Finance, and Steve Hunt, Manager Technical Services, who recently departed after several years of service, for their contribution to the company. We welcome new members to the management team -Jan Andersen, Paul Fulton, Mark Laurie, and Garrick Mendham.

Looking ahead

As a result of initiatives undertaken and others in train, the Board has great confidence in the company’s long-term outlook. We look forward to improving the company’s capacity to deliver value from Lihir’s world-class orebody, and to generating wealth for our shareholders in ensuing years.

The Board is conscious of the need to rebuild the market’s faith in the company through the achievement of sound operational and financial results in 2004 and beyond.

Ross Garnaut
Chairman
Lihir Gold Limited

(1)	The IBP is an agreement between the three levels of government in PNG, Lihir Gold and the people of Lihir, which documents the community benefits flowing from the project.

Lihir Gold Annual Report 2003  9

Board of directors

Lihir Gold is a publicly-listed company with a board of six directors. The Board is responsible for setting Lihir Gold’s strategic direction and monitoring performance against targets on behalf of shareholders. Committed to the highest standards of corporate governance, the Board remains focused on maximising shareholder value by identifying and taking advantage of opportunities for near-term improvement and future profitable growth.

As at 31 December, the Board of Directors comprised:

Chairman Dr Ross Garnaut AO, BA, PhD

Chairman since 1995. Professor of economics in the Research School of Pacific and Asian Studies at the Australian National University; chairman of Lonely Planet Publications Pty Ltd; chairman of PNG Sustainable Development Co Ltd; and a director of Ok Tedi Mining Ltd. Formerly chairman of the Bank of Western Australia Ltd; and chairman of the Primary Industry Bank of Australia Ltd.
Dr Garnaut is a member of Lihir Gold’s Audit, Remuneration and Nomination, and Environmental and Lihir Impact committees.

Deputy Chairman Sir Anthony Siaguru KBE, LLB

Appointed a director in 1997 and deputy chairman in 2002. Chairman of the Port Moresby Stock Exchange and a consultant with Blake Dawson Waldron Lawyers in Port Moresby. Formerly a member of the PNG national government parliament and deputy secretary-general of the Commonwealth of Nations.
Sir Anthony is a member of Lihir Gold’s Audit, Remuneration and Nomination, and Environmental and Lihir Impact committees.

Director Mr Peter Cassidy BSc (Eng), PhD, C.Eng, FAusIMM

Appointed a director in January 2003. Formerly chief executive officer of Goldfields Ltd and a director of Auriongold Ltd. He is also a non-executive director of Oxiana Ltd; Sino Gold Ltd; and Energy Developments Ltd.

Director Mr Geoff Loudon MSc

Appointed a director in 1995. Chairman of L & M Mining Ltd (NZ and Bolivia) and a director of Sterilox Technologies Inc (USA). Formerly chief executive officer and later chairman of Niugini Mining Ltd, which discovered the Lihir deposit in joint venture with Kennecott.

Mr Loudon is a member of Lihir Gold’s Audit Committee.

Director Mr John O’Reilly MSc, DIC, BSc, ARSM, FIMM

Re-appointed a director in March 2003, having previously been an alternate director for Jonathan Leslie. Head of Technology for the Rio Tinto Group. Formerly chief executive officer and a director of Lihir Gold Ltd, and managing director of Lihir Management Company Ltd.

Mr O’Reilly is a member of Lihir Gold’s Remuneration and Nomination, and Environmental and Lihir Impact committees.

Managing Director Mr Neil Swan BE (Hons)

Appointed managing director in October 2002. Formerly chief operating officer of Lihir Gold Ltd; general manager at Rio Tinto Iron Ore; general manager operations at Hamersley Iron; and general manager business improvement at CRA.

Directors retiring in 2003: Jonathan Leslie 1 March, Marc Soipang 7 March, Alan Roberts 31 March

10  Lihir Gold Annual Report 2003

Management team

Lihir Management Company (LMC) is responsible for the day-to-day management of the Lihir Gold operation. In 2003, the company strengthened its management team through the creation of two new general manager positions.

Over the past 12 months Lihir Gold faced some significant issues. The management team has put actions in place to lift operational and financial performance in the future, and is committed to the primary goal of creating and delivering sustainable value for shareholders.

Management team as at 31 December:

(1) Paul Fulton replaced Nick Lambeth in February 2004.

(2) Garrick Mendham replaced Steve Hunt in December 2003.

Lihir Gold Annual Report 2003  11

Managing Director’s report

“Over the past months, we have examined every aspect of our business to determine how and where we could improve performance. As a result, both immediate and long-term cost-reducing and output-expanding initiatives are being rolled out.”

The past 12 months have seen disappointing results for the company. Increasing costs and a number of major unforeseen process plant interruptions meant that we were unable to meet production and financial targets. We worked hard to rectify the situation, and we expect operational and cost management improvements to reap rewards. The ongoing dedication by our workforce, combined with the record mill throughput and increased autoclave throughput rate in the fourth quarter meant that we were able to meet our adjusted target of 550,000 ounces. We are confident that the throughput rate will continue to improve even further in the future. In addition, money raised from the issue of further shares has strengthened our financial footing and enables us to press ahead with projects aimed at increasing profitability.

Operational performance

From the outset we knew that 2003 was going to be a lower production year because of lower gold grades as we mined the base of the Minifie orebody. Frustratingly, lower gold grades turned out to be one of a number of constraints that we were faced with. Gold grades in the Minifie orebody were encountered at a lower level than planned, causing a setback to our work schedule. It also meant that it was necessary to mine in less productive areas until the higher-grade ore was exposed. Higher than average rainfall and delays in barge rebuilding further hampered pit movements.

While debottlenecking improvements to the process plant resulted in record throughput, this was offset by unscheduled maintenance repairs, ore types that were difficult to process and lower recoveries. As a result of the plant interruptions, the gold target had to be revised to 550,000 ounces, down from the previous year. To achieve this result in the last quarter, the process plant had to exceed the previous monthly, quarterly, and annual mill throughput records. That we were able to achieve this is a credit to tremendous teamwork.

On the financial front, lower production, together with additional costs from unscheduled plant shutdowns, an unfavourable exchange rate and higher fuel and oil prices had an adverse effect on unit costs and our financial performance. Economic volatility, particularly with regard to higher energy costs, commodity prices and fluctuating exchange rates, will continue to affect future profit margins. While we do not have control over these factors, we can and do work to mitigate their impact.

A new position of General Manager Operations was created in 2003 to drive a reduction in mining and processing costs, and achieve improved production performance. The appointment of Jan Andersen, who has a strong operational background, has deepened our managerial capability in this area.

Solutions in place

Over the past months, we have examined every aspect of our business to determine how and where we could improve performance. As a result, both immediate and long-term cost-reducing and output-expanding initiatives are being rolled out.

Efforts to improve the company’s financial position are already showing encouraging results, with a company-wide cost reduction programme resulting in tighter control of consumables and improved maintenance planning. A range of other cost-saving initiatives is being examined, including improving equipment reliability, exploring the potential expansion of the plant to increase production, and reducing unit costs. A further 30-megawatt geothermal power station, aimed at significantly reducing energy costs, is expected to be operational in the first half of 2005. The six-megawatt geothermal power station, commissioned mid-2003, together with the 30-megawatt unit, aim to minimise exposure to rising oil prices. In addition, costs will decrease during 2004 as a consequence of reduced exploration and resource drilling activities, following completion of the current Kapit exploration programme. There is still much to be done to improve our financial performance and cost management will be an ongoing priority.

12  Lihir Gold Annual Report 2003

A range of actions will be undertaken in 2004 to increase output. By bringing forward the acquisition of additional mining fleet, due for delivery in the first half of 2004, we aim to gain earliest access to the high-grade Lienetz ore. Steps will be also taken to further improve the performance of the process plant, including the installation of a second carbon regeneration kiln to significantly improve gold recovery, and a second grinding thickener to enhance throughput. In February 2004 actions aimed at further improving plant reliability and capacity will be implemented as part of a 10-day total plant shutdown.

We are confident that the platform laid in 2003, and early in 2004, will underpin improved operations and strengthen financial results.

Exploration

We continued to build substantial value through investment in an aggressive drilling campaign in the Kapit and Lienetz areas. In 2003, drilling expenditure was kept to similar high levels as in 2002, to ensure completion of definition of the Kapit resource, and to undertake the necessary geotechnical and geothermal work needed to convert the Kapit resource to reserves. Excellent progress was made and we added significant reserves at year end. Since startup in 1997, we have added 10 million ounces of gold to the reserves, confirming Lihir’s status as one of the world’s premier gold deposits. The recent capital raising enables us to invest $25 million in a programme to enable earliest access to the high-grade Kapit resource.

Developing a safer, healthier workplace

Workplace safety continued to be a focus. We fell short of our LTIFR target, however, much positive work was completed. A major effort in 2003 was the contractor safety programme, which was well supported. A comprehensive safety-training programme drove safety reform by raising awareness of risk identification and improving incident investigation and reporting. Efforts were also made to develop a healthier workplace with the extension of our occupational health programme. It is actions like these, coupled with a safety first ethos at all levels of management, which will provide a sustainable safety environment for our employees and help us to move towards our goals of economic success and “no injuries to anyone, ever” in the future.

Maintaining a sound environment record

Rigorous environmental management meant that compliance was achieved with all permits and licences and we maintained our record of no category IV environmental incidents (see definition on page 25). Positive steps were taken in our efforts to improve water, acid rock drainage and sediment management in the mine area, with designs and programmes developed that will be carried out over the next several years. Three major marine studies were completed in 2003 and results are due in 2004. Considerable progress was made in preparation for ISO 14001 accreditation and a preliminary audit at year end provided us with confidence that we will become the first mining company in PNG to secure this recognition.

Sustainable community benefits

The past year saw the development of a greater mutual understanding between the company, the Lihirian community and the government. At a local level, our Community Affairs Department continued to strengthen ties with Lihirians. Activities included weekly village visits with local level government representatives, community and school tours of the mine and process plant, a cultural exchange programme, and the introduction of a monthly community newsletter.

Community development efforts and improvements were made in a number of areas including health, water and electricity supplies, education, and training. Our commitment to the development of Lihirian employees was reaffirmed with the intake of 12 new apprentices. All of our current 45 apprentices are Lihirian. The effort and resources allocated towards this programme, together with a wide range of training and education programmes, scholarships and graduate opportunities, is helping the skills development of the Lihirian people.

Continuing excellent performance in both the community and environment arenas is essential for the delivery of sustainable returns to shareholders.

Acknowledgements

The company’s strength lies in the focus, commitment, and teamwork shown by our workforce and I would like to thank employees and contractors for their efforts under the very testing circumstances experienced in 2003. It is a credit to all that we have come through and made substantial progress in many areas.

Realising Lihir Gold’s potential

In 2004, gold grades are expected to be at similar levels as 2003 as we make the transition from Minifie to the higher-grade Lienetz orebody. However, once we reach Lienetz in 2005, grades are expected to rise from 4.9 in 2004 to 5.5 grams per tonne in 2005, 2006, 2007. This increase, together with the planned reliability improvements to the process plant, will yield a significant rise in gold production, with 650,000 to 750,000 ounces per year anticipated from 2005 to 2008.

We have all the essential ingredients of a great company: we have a world-class resource, a hard working workforce, a good working relationship with the three levels of government in PNG, and we operate in a community that is supportive of what we are doing. Our focus ahead will be to build and capitalise on these strengths, so that we fully realise the potential of Lihir Gold for shareholders.

Neil Swan
Managing Director
Lihir Gold Limited

Lihir Gold Annual Report 2003  13

Operations overview

resource & reserves

Our remarkable exploration success rate is pivotal to fulfilling the company’s business growth objective. Since 1997, our drive to add value for shareholders has seen 10 million ounces added to reserves. In 2003 we maintained high levels of drilling, with the aim of defining the limits of the Kapit resource to be converted into reserve calculations. The $10.5 million invested in the 2003 exploration campaign proved rewarding, contributing 4.4 million ounces to reserves and 3.6 million ounces to Lihir’s resource.

Kapit yields strong results

The Kapit exploration-drilling programme continued, with results confirming and extending the magnitude of the ore body. In total, 52 diamond drill holes for 21,809 metres were completed in 2003, with many excellent intercepts. Further drilling was undertaken in the area between Kapit and Lienetz, following the discovery of mineralisation linking the two ore bodies. The 17 holes for 5,542 metres drilled in the Kapit link zone reinforced the continuity of the ore system in this area. While the grades are relatively low in the shallower areas of the southern end, mineralisation strengthens towards the Kapit zone with grade improvement towards four grams of gold per tonne. Drilling on the western flanks of the Kapit deposit returned two of the best-ever holes for the project: 148 metres at 14.8 Au and 276 metres at 5.39 Au.

During the third quarter, drilling results indicated that high-grade ore extended closer to the surface along the northern and eastern flanks of Kapit than was previously thought. The north–south extent of the Kapit zone was also confirmed to be in excess of 450 metres, with the east-west extent in excess of 300 metres. Results continued to develop the potential of this mineralisation, both in terms of internal consistency and lateral extent. By year’s end, the limits of the orebody to the west and south had been defined, while the mineralisation remains open to the north and to the east under Luise Harbour.

Exploration teams were also active with programmes to define the western limits of Lienetz, Kapit and Minife. Drilling was targeted to follow up surface geochemical anomalies west of Kapit and Lienetz, generated from fieldwork in 2002. A total of 18 holes for 6,525 metres were completed. Drilling results, while encountering minor vein-style mineralisation, have confirmed economic closure of the Lienetz and Kapit ore bodies to the west.

Adding to our world-class asset

In addition to the major exploration drilling campaign, geotechnical and geothermal studies were undertaken to determine whether mining of the Kapit zone would be feasible. New optimised pit designs, which include the Kapit deposit incorporated in reserves in December 2003, have been developed. The significant reserve increase draws on resource additions reported in January 2003, as well as the results of the ongoing drill programme during the past year.

Development of the Kapit deposit will require the construction of a coffer dam in the shallows of Luise Harbour. A substantial geothermal depressurisation programme will be required prior to mining Kapit. Options are being investigated for early commencement of this programme. Economic and technical studies have demonstrated the financial and technical viability of the coffer dam and depressurisation programs, and the relocation of the current low-grade stockpile lying over this ore zone. The Kapit orebody development lies within Mining Lease SML6 held by the company. Discussions with the PNG Government have confirmed that, subject to due processes, there are no foreseeable regulatory impediments to the granting of necessary approvals and permits for the development of the Kapit orebody.

On the basis of the above studies, the measured, indicated and inferred mineral resources, inclusive of the ore reserves, are 442.5 million tonnes averaging 3.14 grams of gold per tonne for 44.7 million ounces of contained gold. Included within this are proved and probable ore reserves of 163.5 million tonnes averaging 3.88 grams of gold per tonne for 20.4 million ounces of contained gold.

Growth opportunities and future strategy

The Kapit deposit has been clearly defined to the west and south and, while substantially defined, remains open to the north and along the eastern flank adjacent to Luise Harbour. Further drilling on the northern flank is scheduled for 2004, to convert inferred resource currently on the margins of the mine design.

The drilling programme for 2004, reduced from that undertaken in 2003, will look to continue appropriate infill and geotechnical work in the Lienetz and Kapit areas, with an increasing emphasis on improved ore definition for mine scheduling purposes.

14  Lihir Gold Annual Report 2003

The Minifie deposit, which has been actively mined since start up, originally measured approximately 1,000 metres by 600 metres. Gold mineralisation in this deposit occurred predominantly between the surface (about 50 metres above sea level) and 150 metres below sea level.

The Lienetz deposit measures approximately 800 metres by 400 metres. Gold mineralisation occurs at elevations between 140 metres above and 250 metres below sea level.

The Kapit deposit measures 450 metres by 300 metres, tapering in size at depth. Gold mineralisation occurs between 50 metres and 250 metres below sea level.

Lihir Gold Annual Report 2003  15

The following tables show the composition of Lihir’s 44.7 million ounces of resource and 20.4 million ounces of reserves.

IDENTIFIED MINERAL RESOURCE(1) (RESOURCE INCLUDES RESERVES)

	Resource category	Tonnes	Average grade	Contained ounces(3)&(4)
		(millions)	(g Au/t)	(millions)
Minifie, Lienetz, Borefields, Coastal and Kapit deposits	Measured	36.5	2.86	3.4
	Indicated	273.1	3.49	30.7
	Inferred	132.9	2.51	10.7
Total resource (2)		442.5	3.14	44.7

(1)	Cut-off grade 1.5g Au/t (equivalent to $450 per ounce cutoff grade).

(2)	Inferred resource material falling within the planned mining pit, along with indicated material between the resource cut-off of 1.5g Au/t and the reserve cut-off of 1.7g Au/t within the mine pit, is not included in the stated resource. This identified material accounts for an additional 21.5 Mt @ 1.98g Au/t containing 1.4 M oz.

(3)	The resource for the period has been depleted by mining. Substantial new resource was added in the Kapit and west Lienetz areas.

(4)	The number of contained ounces does not indicate the ounces that will ultimately be recovered. The ounces ultimately recovered and available for sale depends on whether, and to the degree which, the mineral resource is converted to ore reserves and upon mining and processing efficiency.

(5)	2002 resource was 404.1 Mt at 3.16g Au/t for 41.1 M oz Au.

PROVED AND PROBABLE ORE RESERVES AT $340 PER OUNCE(1)

Reserves	December 2002			December 2003			December 2003
	2002 model			Depleted 2002 model			2003 model
	Mt	g Au/t	Moz.	Mt	g Au/t	Moz	Mt	g Au/t	Moz
In pit ore(2)	117.2	3.80	14.3	105.9	3.85	13.1	130.3	4.17	17.5
Stockpile ore(3)	25.8	2.86	2.4	33.2	2.75	2.9	33.2	2.75	2.9
Total reserves(4)	143.0	3.63	16.7	139.1	3.58	16.0	163.5	3.88	20.4

(1)	Reserve tonnages have been depleted during 2003 by mining activity. Reserves quoted are those remaining below the 31 December 2003 mining surface, within a revised ultimate pit design (January 2004), based on the December 2003 revised resource model.

(2)	Cut-off grade for the reserve is 1.7 g Au, proved and probable tabulated.

(3)	Stockpiled ore totals reflect ore above cut-off currently on stockpile at 31 December 2003.

(4)	The reserves reflect an assumed life-of-mine gold price of $340 per ounce. The number of contained ounces does not indicate the ounces that will ultimately be recovered. The company currently estimates an overall recovery of 18.3 million ounces of gold from the 20.4 million contained ounces.

(5)	2002 reserve was 143.0 Mt at 3.63 gram Au/t for 16.7 M oz Au ($305 / oz).

16 Lihir Gold Annual Report 2003

* Note: The information in this report relating to the mineral resource and ore reserves is based on information compiled by Steve Hunt, a member of The Australasian Institute of Geoscientists. Since leaving the company’s employ in December 2003, Mr Hunt acts as a consultant to the company. He has sufficient experience relevant to the style of mineralisation and the type of deposit under consideration, and to the activity that he is undertaking, to qualify as a competent person as defined in the 1999 edition of the “Australasian Code for Reporting of Mineral Resources and Ore Reserves”. Mr Hunt consents to the inclusion of the information in this report, in the form and context in which it appears.

The resource and reserve definitions contained in this report are those defined by the JORC Code in accordance with its 1999 revision.

For further information, see www.jorc.org/main.php

PROGRESS AGAINST 2003 TARGETS

•	Continue drilling programme in Lienetz and Kapit to define additional resource and reserves: Drilling objective was achieved, with a large resource increase in the Kapit area (3.6 million ounces). Geotechnical and mining studies were completed to allow conversion of the Kapit resource into reserves.

•	Update the reserve model for release in January 2004: Updated the reserve model, resulting in a substantial 4.4 million ounce reserve increase (+27.5%) largely through the inclusion of the Kapit pit development into the mine plan. Released in February 2004.

•	Establish whether the reserve base will support increased production: Studies including the larger reserve base are under way.

2004 TARGETS

•	Close off Kapit mineralisation to the north.

•	Further investigate north Lienetz and Kapit link.

•	Complete an infill drilling programme for Lienetz to help optimise mine scheduling.

Lihir Gold Annual Report 2003 17

Operations overview

mining

The majority of material mined during the year was sourced from Minifie’s lower benches, with average gold grades lower than 2002, as forecast. Increased mining effectiveness was offset by longer haul distances and difficult haul conditions. Attention to performance improvements led to the commencement of a number of projects aimed at improving mining efficiencies and reducing costs, thereby maximising the value of Lihir Gold’s reserves.

Performance

The total amount of ore mined was up 18 percent on last year. However, waste movements were down 22 percent (calculated on a tonnes basis), resulting in an overall decrease in mine production. Although mining equipment productivity increased, total production was adversely affected by equipment availability and reliability issues, and by higher than average rainfall (5 metres versus an average 3.8 metres), which created difficult bench and road conditions.

Delayed presentation of gold grades in the Minifie orebody meant that we had to mine a higher percentage than planned of the lower productivity six-metre benches from deep in the Minifie pit. This resulted in an increase in average haul distances and reduced output from the more productive 12-metre benches of waste material from the Lienetz orebody.

Over the next year, the gold head grade from the Minifie pit is expected to remain at approximately 5 g Au/t. Pre-stripping of the Lienetz orebody will continue and ore presentation from the Lienetz pit is expected to commence in 2005.

Equipment availability

Equipment availability continued to be a challenge. This was partly due to the high rainfall and related poor road conditions. The haul truck fleet required increased maintenance, reducing truck availability. Tyre life reduced from a peak of 3,000 hours during the dry period of 2002 (1 metre of rainfall) to 2,200 hours during the corresponding July to December period in 2003 (2.8 metres of rainfall). Reduced shovel availability was also experienced and this is being addressed with suppliers.

Improvement projects

The past 12 months have seen the initiation of a number of major projects aimed at improving mining processes, efficiency, and performance.

Since January 2003, the company has undertaken activities targeting labour and equipment utilisation, management operating systems and process controls. As a result, resources have been re-organised, a more effective management operating system established and key performance indicators identified. All of these measures will assist to increase output in a more cost-effective manner.

A programme focused on improving maintenance systems is also being implemented to address equipment availability and reliability. Mine planning and scheduling systems were further developed and will continue to be an area of focus in 2004. Emphasis will be placed on further enhancing the condition of haul roads to increase productivity and reduce maintenance costs. Mine waste operations will also be reviewed for improvement opportunities, as this hampered material movements in 2003.

18 Lihir Gold Annual Report 2003

MEDIA RELEASE	20 AUGUST 2003

Phasing out of mining levy welcomed

The PNG Chamber of Mines and Petroleum has welcomed the National Executive Council’s decision to phase out the mining levy, as announced by Acting Prime Minister, Dr Allan Marat.

Executive Director of the Chamber of Mines and Petroleum, Greg Anderson, welcomed the news saying that it would increase confidence in PNG as a place to invest and significantly improve the country’s competitive position in attracting new development and exploration funding.

“This will result in greater exploration activity in the mining sector, which will undoubtedly lead to further discoveries in this resource-rich country. This initiative complements incentives already announced by the Somare/Marat Government to improve the investment climate in the petroleum and mining sectors,” said Mr Anderson.

Members of the PNG Chamber of Mines and Petroleum, such as Lihir Gold Limited, have supported efforts by the Chamber to abolish the levy since it was re-introduced.

Responding to the announcement as excellent news, Lihir Gold Managing Director, Neil Swan, said it was a positive step forward, not only for the PNG mining industry but also for the country as a whole.

“It is an important advancement. It will increase the amount of low-grade ore that can be mined profitably at Lihir and will extend the life of the mine. It will also have considerable national benefits, as an extended mine life will mean that the community will continue to benefit from the presence of the mine for a longer period,” he said.

COMPARISON OF MATERIAL MOVED

Material		2003	2002	2001
High-grade sulphide ore	kt	5,692	4,985	3,225
Gold	g Au/t	4.53	5.20	6.29
Low-grade sulphide ore	kt	5,287	4,305	4,626
Gold	g Au/t	2.31	2.31	2.59
Total ore mined	kt	10,979	9,290	7,851
Gold	g Au/t	3.46	3.86	4.11
Minifie bench waste	kbcm(1)	4,198	12,409	11,569
Lienetz bench waste	kbcm	7,333	2,171	0
Total bench waste	kbcm	11,531	14,580	11,569
TOTAL MINE PRODUCTION	kbcm	16,187	18,582	14,997
	kt	34,924	40,013	31,933

(1)	Thousands of bank cubic metres (volume moved adjusted for distance hauled).

PROGRESS AGAINST 2003 TARGETS

•	Move more than 40 million tonnes of material from the pit: At 34.9 million tonnes, the amount moved was less than planned due largely to mining in lower productivity areas, the impact of equipment availability and reliability issues, and the effect of higher than average rainfall on bench conditions.

•	Deliver more than four million tonnes of high-grade ore at 5g Au/t: 5.7 million tonnes of high-grade ore was delivered at 4.53g Au/t.

•	Reduce maintenance costs through improved management systems: While management systems were established and a number of initiatives commenced, this requires, and is earmarked for, considerable attention in 2004.

•	Achieve above 80% availability of all major mining equipment: Equipment availability improved significantly in the second half of the year but was still lower than planned -RH200 shovels 78%, 785 trucks 78%, drills 62%, barges 68%.

2004 TARGETS

•	Improve equipment reliability and reduce maintenance unit costs.

•	Achieve above 80% availability for shovels, trucks and barges, and above 70% for drills.

•	Bring forward from 2005 the acquisition of a replacement mining fleet and ensure material movement targets are met.

•	Mine more than 42 million tonnes of material from the pit.

•	Deliver mill feed of at least 4.3 million tonnes.

•	Purchase and commission an equipment training simulator to improve the quality of operator training and ensure that mining equipment remains free for operational use.

•	Implement further improvements to road conditions for increased productivity and lower maintenance.

•	Remove mine waste constraints.

Lihir Gold Annual Report 2003 19

Operations overview

processing

Affected by gold recovery issues and a number of unexpected shutdowns, Lihir Gold’s poor plant performance in the first three quarters of 2004 was disappointing. Solutions to processing issues are being implemented and the year ended with improved plant performance in the last quarter, enabling the production of 550,772 ounces of gold for the year. While this was down on forecast, it involved record mill throughput and significantly improved performance later in the year, providing the basis for an improved outlook in 2004.

Operational performance

A record 3.93 million tonnes of sulphide ore were processed in 2003. This was up 2.6 percent on last year and continues the upward trend seen since production began. The ongoing record results can be attributed to a strong focus on identifying and investing in debottlenecking opportunities. This year, benefits were reaped from the pebble crushing circuit’s first full year of operation and the commissioning of three additional autoclave feed pumps in July. The $5 million GEHO feed pump project has met expectations in terms of throughput capacity and autoclave availability.

Plant availability was severely affected by two separate unexpected equipment failures: the CCD thickener in February and SAG mill motor winding failure in May. Repairs resulted in major interruptions to plant operations totalling 20 days. Risk mitigation projects for these process units are planned and will be implemented early in 2004. In addition, a maintenance improvement programme has been initiated to build enhanced reliability into the processing facilities on a sustained basis.

The frequency of planned autoclave shutdowns was successfully extended from every 11 months to every 12 months. Autoclave operating time was a record 86 percent for the year.

The company’s active debottlenecking approach, which has successfully improved plant throughput for each consecutive year of operation, will continue in 2004.

Plans for improved gold recovery

Gold recovery declined to 88.6 percent on average for the year, affected by increased throughput rates and the presence of fine free gold. In addition to the installation of a carbon regeneration kiln, which is aimed at increasing carbon loading capacity and recovery, studies investigating options to better capture fine free gold and further increase gold recovery are planned for 2004.

Expanding geothermal power generation

A six-megawatt geothermal power generator was successfully commissioned in April and is the first of its kind in PNG. In addition to the significant environmental benefit, the unit realised a cost benefit in reduced heavy fuel oil consumption.

Based on this success, and the definition of the required geothermal resource, the Board of Directors approved the installation of a 30-megawatt geothermal power plant. A study is under way to further expand this capacity to at least 50 megawatts. A site has been selected and geotechnical investigations completed, with the plant expected to be commissioned in the second quarter of 2005. Once completed, it will further reduce greenhouse gas emissions and provide additional savings in heavy fuel oil use.

In another first for the project and PNG, we are seeking to have the geothermal projects accredited under the international Clean Development Mechanism (CDM), whereby Lihir Gold will receive carbon credits able to be traded on established international carbon markets.

Investigating opportunities for growth

A study into options for expansion of the plant commenced in 2003 to define opportunities for increasing the value of the project. Options for expansion have been refined and further work in 2004 will be focused on progressing options incorporating a flotation processing plant. This work is expected to be complete by the end of 2004.

20 Lihir Gold Annual Report 2003

MEDIA RELEASE	16 APRIL 2003

First geothermal power station in PNG

Lihir Gold Limited is turning its vast geothermal resource into an opportunity. In April, the company commissioned a six-megawatt geothermal power station - the first in PNG to use natural geothermal energy for the generation of electricity.

The company has successfully managed Lihir’s geothermal resource so that mining is feasible in areas once considered too hot and now, following extensive studies, it is using geothermal steam for power generation.

Four steam wells, initially drilled for the purpose of cooling and de-pressuring the mine, are providing the steam required for the power station. The six megawatts produced represents about 10 percent of the operation’s total power requirements.

Lihir Gold Managing Director, Neil Swan, says the development of a geothermal power station is a win-win situation all round.

“The company has harnessed a low-cost, renewable power supply. Local businesses have been employed in the construction of the power station. PNG has gained new technology that will have benefits for future generations. And we will be using less fossil fuels, reducing the impact on the environment.”

The company anticipates considerable cost savings as a result of the reduction in its use of fossil fuel, and hopes to be able to ultimately provide a significant amount of its power requirements from geothermal power.

PRODUCTION STATISTICS 2003		2003		2002
		k tonnes	g Au/t	k tonnes	g Au/t
Ore processed	000s tonnes	3,926	4.95	3,828	5.46
Gold recovered	%	88.6		89.6
Gold produced	ounces	550,772		607,087

A number of ore throughput records were set in 2003,
indicating the success of the additional autoclave feed pump		Records	Previous best
debottlenecking project:		In 2003
Ore processed — annual	000s tonnes	3,926	3,828 (2002)
Ore processed — quarter	000s tonnes	1,082 (Q4)	1,063 (Q4, 2002)
Ore processed — month	000s tonnes	408 (December)	384 (November 2003)

PROGRESS AGAINST 2003 TARGETS

•	Continue to produce over 600,000 ounces: Produced 550,772 ounces. Production affected by a number of issues related to process plant reliability and ore characteristics, which resulted in lower than planned throughput rate, gold recovery, and plant operating time.

•	Optimise pebble-crushing circuit in the first quarter: Actions implemented in February on schedule.

•	Install three additional autoclave feed pumps in July: Three additional autoclave feed pumps were installed on schedule.

•	Improve autoclave throughput rate and operating time: Autoclave operating time was up from 84.3% in 2002 to 86% in 2003 and throughput increased to record levels.

•	Increase capacity and recovery efficiency of gold recovery circuit: Gold recovery decreased by 1%, due mainly to fine free gold in the ores being processed and issues with the carbon regeneration kiln.

•	Complete expansion pre-feasibility studies: Available options were refined during the year with the elimination of additional autoclaves on a stand-alone basis in current economic conditions. However, the addition of a flotation plant shows promise and is being further investigated in 2004.

•	Finalise study for +25-megawatt geothermal power plant: Studies for a 30-megawatt geothermal power plant were finalised and expenditure approved by the Board of Directors.

2004 TARGETS

•	Further debottleneck the plant to the oxygen production or autoclave capacity limit by increasing autoclave feed density through the installation of a second grinding thickener.

•	Improve gold recovery through the installation of a new carbon regeneration kiln and investigate the value of gravity separation equipment for recovery of fine free gold.

•	Further improve autoclave operating time through maintenance improvements and the elimination of known reliability risks.

•	Determine the feasibility of expanding the plant with flotation processing.

•	Maintain construction schedule for 30-megawatt geothermal project, with a view to commissioning in the second quarter of 2005.

•	Prove resource available for a further 20 megawatts of geothermal power and comprehensively define available steam resources.

Lihir Gold Annual Report 2003 21

Operations overview

occupational health & safety

The challenge to continually improve our safety performance is reflected in our daily efforts to ensure that safety is a priority for our employees and contractors. In 2003, we placed strong emphasis on the continued development of company safety systems and work practices, as well as improved safety awareness and ownership among on-site contractors. In addition, occupational health standards were developed as part of a comprehensive occupational health programme.

Safety performance

As a major thrust in 2003 was to improve contractor safety levels, it was encouraging to see a 40 percent improvement in the number of contractor Lost Time Injuries (LTIs). Disappointingly, this result was offset by an increase in direct employee LTIs, which brought the total number of LTIs for the year to 12, one more than the previous year. The Lost Time Injury Frequency Rate (LTIFR) remained unchanged at 0.30 injuries per 200,000 working hours. While these results are good in comparison with industry norms, we intend to improve further and confirm our commitment to our goal of zero work place injuries. With ongoing education and the commitment of direct employees and contractors, a sustainable safety environment for Lihir Gold can be achieved.

A proactive approach

A new safety system was rolled out during the year. The system is improving the collection and analysis of safety data and, with the ability to provide safety trends, is also enabling a more proactive approach to be taken. By setting team targets for regular Job Safety Observations (JSOs), the company is increasing safety awareness and influencing workplace behaviour. The object of JSOs is to ensure that workers are performing all aspects of their job with maximum safety, and to assess compliance with set standards and procedures.

The company’s ability to respond effectively and efficiently in the event of a disaster is critical. To strengthen our critical incident response systems and procedures, further training was undertaken during the year and improvements made to the company’s crisis management plan.

Proactive risk management was facilitated through the introduction of a new risk analysis programme, which provides a more accurate risk register and profile for the site.

Transport safety initiatives

In addition to driver training courses for employees and contractors, an ongoing anti-speed campaign was conducted to improve road safety. A new bus fleet was introduced to ensure safer road transport for employees. The company also tested two prototype boats to be used to transport employees and contractors living on outer islands of the Lihir Group. Designed to be unsinkable, the boats include safety elements such as non-slip decking and guardrails. Following successful tests, a fleet of 12 boats has been ordered. During 2003, our transport section transported over 350,000 people without incident.

A safer workplace

Improving safety standards and practices to prevent injuries is only part of our health and safety strategy. The company also places a high priority on maintaining healthy and safe workplace conditions and reducing occupational hazards. This year, an occupational health and hygiene officer was appointed and a new occupational health programme that included 16 site standards, designed to protect the health of all who work on Lihir Gold sites, and ensure compliance with regulatory obligations. Standards have been set for workplace monitoring where risk assessment indicates the need, medical and first aid treatment, and manual handling tasks among others. Training was conducted across site to raise awareness of the procedures required to achieve these standards, which will be implemented in 2004.

22 Lihir Gold Annual Report 2003

PROGRESS AGAINST 2003 TARGETS

•	Retain four-star NOSA(1)rating: Given the importance of the work in progress it was considered of benefit to defer the audit until 2004, by which time many of the major safety projects will be completed.

•	Improve contractor safety to levels similar to those achieved by direct employees in 2002: Improved contractor management and a concerted effort by contractors resulted in a 40% improvement in contractor safety performance.

•	Implement Occupational Health Standards Programme: A new Occupational Health Standards Programme was developed, with 16 new site standards compiled.

•	Complete Risk Review and Management Action Plan: New risk analysis software has been installed and existing risk data incorporated into the system, enabling improved risk management across site.

2004 TARGETS

•	Retain four-star NOSA rating and increase effort appraisal.

•	Implement 16 occupational health standards across site.

•	Develop and integrate safety management modules into in-house training for supervisors and superintendents.

•	Introduce safety award scheme for direct employees and contractors to recognise excellence in safety practices.

•	Further improve road transport for employees through the purchase of replacement vehicles with improved safety features.

•	Continue to educate contractors on safety practices, with special emphasis on vehicle and passenger safety.

(1)	National Occupational Safety Association (independent auditors)

Lihir Gold Annual Report 2003 23

Operations overview

environmental management

Our sound environmental compliance record reflects our environmental responsibility ethos. In 2003 we continued to further refine established policies, procedures and performance measures in preparation for an ISO 14001 audit in 2004. We are hopeful that Lihir Gold will become the first mining company in PNG to achieve full certification.

Progress towards ISO 14001

The main focus for the year was to implement the recommendations highlighted in a pre-audit review conducted in 2002. A component was the introduction of an environmental management system on our employee intranet, to facilitate improved access to environmental policies, procedures, legal information, training materials and audit results. It also links to our environmental incident register. In 2004, we will build on our progress to date and endeavour to achieve ISO 14001 accreditation.

Ongoing compliance

Lihir Gold’s aim is to ensure that potential impacts to the environment from our operations are understood, controlled and, above all, minimised. In 2003 we retained our record of no environmental incidents with the potential for high environmental impact (see category IV in table on page 25) and ongoing compliance with all of our regulatory responsibilities. Considerable effort and funds continued to be invested into assessing the impacts of our operations through a regular and comprehensive monitoring programme, as well as research and development projects conducted by international scientific experts. In 2003, CSIRO completed a study investigating existing and potential impacts of our operations on the shallow and deep-water fish populations in the Lihir Group of Islands. The results of the study are currently being compiled and a summary will be published on our website. Preliminary findings indicate that fish communities around Lihir remain abundant and safe for human consumption.

Other research currently under way includes studies by Deakin University, James Cook University, and the Australian Institute of Marine Science to determine the ecological impacts of our operations on Lihir’s marine environment. Initial results from these studies confirm that our activities are not affecting environs beyond those areas identified in our initial Environmental Impact Statement (EIS), and impacts are less than originally predicted.

Environmental engineering project under way

The past year saw the start of a $5 million integrated environmental management plan that aims to improve water management and address the unsightly but non-toxic sediment plumes in Luise Harbour, and acid rock drainage (ARD) primarily from the low-grade ore stockpiles adjacent the harbour. The project, which will be implemented over three years, commenced in 2003 with the diversion of creeks in the mine pit and an improved drainage system to reduce sedimentation in the harbour. A trial to control ARD using a spray-on cover over the low-grade ore also commenced. The cover aims to minimise the infiltration of oxygen and rainfall into the stockpiles.

Lihir Gold’s stewardship role

In 2003, Lihir Gold took an active part in a multi-stakeholder working group to draft an international review of the practice of deep sea tailings placement. The aim of the working group, whose members include CSIRO, CANMET, Australian Centre for Mining and Environmental Research, and mining companies such as Newmont, Inco, Noranda/Falconbridge and Placer, is to address scientific uncertainties about deep sea tailing placement and concerns expressed by some members of the international community.

24 Lihir Gold Annual Report 2003

Better reporting of incidents

An important part of the company’s environmental management system is to identify and track all incidents resulting from its operations, so that appropriate action can be taken to ensure that the environmental impact from any incident is minimised and recurrence is prevented. As part of Lihir Gold’s commitment to open and transparent reporting, all incidents are reported to the PNG Government and within publicly released reports.

Environmental incidents are divided into four separate categories, based on the reporting guidelines adopted by the company (see table below).

The increase in the number of environmental incidents reported in 2003 largely reflects the success of efforts to heighten environmental awareness and promote improved reporting.

In all cases, rapid remedial action was undertaken and measures put in place to prevent future recurrence.

ENVIRONMENTAL INCIDENTS IN 2003

Category I	Category II	Category III	Category IV

Procedural non-compliance with no environmental impact	Incidents with low potential for impact on the environment	Incidents with the potential for moderate environmental impact	Incidents that have, or potentially have, high environmental impact

e.g. late submission of a report	e.g. contained oil spill	e.g. contained overflow of process plant runoff	e.g. uncontrolled tailing spill

40	16	5	0

PROGRESS AGAINST 2003 TARGETS

•	Continue to operate in compliance with licences and permits: Continued to operate in full compliance of all licence and permit conditions.

•	Complete full ISO 14001 compliance audit of the Environment Management System: Favourable pre-audit completed and recommendations actioned.

•	Finalise and implement water, sediment, and ARD management strategy: The strategy was finalised and a number of projects implemented as part of a three-year integrated management plan.

•	Complete greenhouse gas and energy review to establish long-term improvement targets: This review was deferred to 2004 due to other environmental priorities.

•	Implement the new environmental incident and issues software tracking system: System in place, with plans to integrate it into Lihir’s site-wide incident reporting system (Sitesafe).

2004 TARGETS

•	Complete full ISO 14001 compliance audit of the Environment Management System and achieve certification.

•	Complete greenhouse gas and energy review, and establish long-term improvement targets.

•	Develop an integrated waste management plan for Lihir Island.

•	Develop and implement land management model for Lihir Gold’s land holdings to achieve improved monitoring of land disturbance and rehabilitation.

•	Develop and implement an improved water management model for process plant waste streams and runoff, and direct discharge and storm water runoff from the mine.

Lihir Gold Annual Report 2003 25

Operations overview

community

Regular discussions and information exchanges with the local Lihirian community - through their representatives involved in the Integrated Benefits Package (IBP) review and programmes such the Yumi Bung Wantaim(1) (YBW) programme, cultural exchanges and capacity training sessions — are helping to forge long-term sustainable partnerships and deliver mutually-beneficial outcomes.

An integrated approach

In 2003 our community affairs department built on the success of the YBW programme. The YBW team visits a different village every week and was expanded to include representatives from national and local level government, local landowner organisations and our medical contractor ISOS. The visits provide the community with an open forum to discuss issues and have their queries answered. By including various community representatives, the aim is to encourage participation in an open government system, increase community awareness of the different roles and responsibilities of the parties involved in the development of Lihir, and familiarise the community with plans for ongoing development. This year, a separate day was introduced to discuss women’s and youth issues in each village.

Community and economic development

Community development projects in 2003 included the construction of 86 new houses across Lihir’s 15 wards. The allocation and construction of these houses is coordinated through ward development committees. Water supply systems and shower blocks were installed in two of the wards, improving reliability of the water supply and village sanitation. New solar power systems were tried in six houses on Malie Island. The new systems were a success and will be available for other areas around the islands, should the ward development committees decide that this fits within their development priorities.

Our business development team conducted several “Start and Improve Your Business” (SIYB) courses, as well as a course aimed at teaching directors their accountabilities under the PNG Companies Act. The SIYB courses, which are aimed at small businesses, teach owners how to grow their businesses in a sustainable manner. Accounting support, including taxation, payroll and book keeping advice, was provided.

Community health

The past year saw good progress being made as a result of our proactive approach towards preventative health measures. A record percentage of tuberculosis patients completed their treatment this year, a result that was recognised by the World Health Organisation (WHO) and the PNG Department of Health, who ranked Lihir as having the second most effective tuberculosis programme in PNG. Our immunisation rate is believed to be the highest in PNG, with 95 percent of the target population fully immunised. Other initiatives included malaria and filariasis screening in all Lihirian villages. The success of the survey exceeded expectations, with 61 percent of all villagers tested for malaria and filariasis. A dental health programme is also proceeding well, with over 90 percent of all children screened and 70 percent treated. A cervical cancer screening and treatment programme was introduced, with over 500 women screened. In those cases where cancer was detected, treatment by a visiting gynaecologist is being offered.

IBP review

Efforts continued to progress the review of the Integrated Benefits Package (IBP), an agreement between the three levels of government in PNG, Lihir Gold and Lihirians, which documents the community benefits afforded by the project. The review aims to ensure that the derived benefits provide sustainable development opportunities for the community and are distributed fairly. Its importance is reflected in the extensive planning and detailed negotiations that are currently taking place. Progress will be assisted with the recent appointment of an independent chairman, Mr Brown Bai.

(1)	Tok Pisin for “Let us work together”.

26 Lihir Gold Annual Report 2003

Improving knowledge of mine-related impacts

The Australian Research Council (ARC) awarded a grant of $115,000 over three years for a research project on the socio-environmental impact of mining on immediate and neighbouring communities. The project involves an industry partnership between Lihir Gold and the University of Melbourne, with the company contributing towards a scholarship for a postgraduate to work on environmental sustainability, as well as substantial in-kind support from the company’s social research team.

Understanding the local culture

Recognising that a good understanding of the local culture is beneficial to the company and our employees, a wide-ranging cultural awareness programme was implemented. To help non-Lihirian employees and visitors gain a better understanding of the local way of life, Lihirian staff developed factsheets on indigenous life practices. In addition, school visits and a cultural exchange programme involving visits to significant customary events were organised.

PROGRESS AGAINST 2003 TARGETS

•	Complete review of the Integrated Benefits Package (IBP): The review is taking longer than anticipated. However, progress is being made to ensure that all aspects are dealt with in a lasting manner. An independent chairman was appointed.

•	Assist Lihirian community to acquire the skills, systems and resources necessary to ensure sustainable community development: Training was conducted for village magistrates, and local youth and women’s groups.

•	Review and develop a proactive community affairs strategy and long-term, local commercial development strategy: Data collected from the YBW village visits has enabled the development of medium to long-term strategic planning. Progress was made in local commercial development, through the implementation of “Start and Improve Your Business” activities. A detailed review will occur in 2004.

•	Review, develop, and implement a social affairs strategy: A review was completed, a strategy developed, and a number of actions implemented, including the introduction of weekly village meetings with Lihirian women and youth.

•	Reduce infant (0-1 yrs) mortality and incidence of malaria in villages outside the mining area: A world-class public health surveillance system was implemented at the beginning of 2003, to ensure more accurate collection of data. At the time of going to press the results for infant mortality and incidence of malaria were being compiled.

2004 TARGETS

•	Finalise the review of the Integrated Benefits Package (IBP).

•	Conduct training for local level government officers to strengthen their financial and technical expertise.

•	Implement social monitoring projects on agricultural practices, migration, housing, and the socio-enviro impacts of mining on Lihir and neighbouring communities.

•	Improve capacity of YBW programme to collect and communicate social impact data through the employment of 32 ward youth ambassadors.

•	Implement an AIDS awareness programme, which includes voluntary testing in villages throughout the Lihir Group of Islands.

•	Extend work with women through the provision of training in nutritional gardens, business and women in politics.

•	Compile results for infant mortality and incidence of malaria in villages outside the mining area, and continue data collection programme.

Lihir Gold Annual Report 2003 27

Operations overview

our people

The company’s strength is underpinned by the dedication of our workforce, who showed their ability to perform well in a variety of testing circumstances in 2003. Their approach to the demands of the past year, particularly the unscheduled shutdowns of the plant, has shown that we have the focus, ability and commitment to overcome future challenges. To strengthen our assets, major efforts throughout the year concentrated on skills training and a renewed emphasis on a culture of continual self-improvement.

Driving a performance ethos

To equip supervisors with the necessary skills to improve their individual and team performance, in-house supervisor training was provided across site, with 177 attending various courses covering topics such as job planning and organisation, and team work. Also provided were general employee development courses, and training in business skills and computing. An employee bonus scheme linked to achieving safety, operating profit and production targets, and the introduction of a weekly staff newsletter providing performance feedback, is helping to reinforce a performance culture. By creating greater awareness of shareholder interests and regularly updating staff on their performance against targets, our aim is to drive an ethos of meeting goals and to motivate continual performance improvement.

Enhancing skills

Training aimed at developing the work skills of Lihirians and other PNG employees continued to be a major focus. In line with our localisation commitment, good progress was made towards the skills development of Lihirians and their employment where suitably qualified candidates existed. On-the-job training programmes are an important part of the company’s efforts to develop sustainable skills for Lihirian employees and, in 2003, 12 Lihirian trades apprentices and 10 Lihirian secretarial trainees commenced their training with the company. Six trades apprentices graduated, bringing the total number of apprentices who have been successfully trained and certified to 24. A further intake of apprentices in 2004 will bring apprentice numbers to 45, all of whom are Lihirians. To improve long-term career aspirations for Lihirians, 166 Lihirian employees were provided with career development training. Reflecting the company’s commitment to advancing the careers of suitably qualified and experienced Lihirians, two Lihirians were promoted to power station operators, replacing expatriates.

Educational support was extended through company sponsorship of the Lihir Resource Centre(1) and external education courses. The company also provided direct support for schools on Lihir, school fee assistance for Lihirians and sponsorships at tertiary education institutions within PNG.

The company continued to give employment priority to suitably-qualified Lihirians. As at 31 December 2003, Lihirians made up 38 percent of the workforce, with 53 percent other PNG nationals and 9 percent expatriates making up the difference. The percentage of Lihirians employed by Lihir Gold increased by 4.5 percent from 2002.

Sound employee relations

The past year again saw open communication and co-operation between management and employees. The Staff Liaison Group continued to be the main dialogue channel and was complemented by regular employee communication, which included the company intranet site, a new weekly newsletter, news flash announcements, and regular meetings.

(1)	A community learning centre.

28 Lihir Gold Annual Report 2003

Promoting a healthier lifestyle

A sitewide HIV/Aids awareness campaign continued, with 93 percent of the workforce agreeing to undergo voluntary screening during their annual medical examination. Education on drugs and drug abuse commenced and will continue in 2004. Pleasingly, education on alcohol use and abuse resulted in a marked decrease in breaches of the company alcohol policy in the past year.

PROGRESS AGAINST 2003 TARGETS

•	Develop and implement an employee career development programme: Programme developed to target Lihirians and successfully implemented.

•	Provide training to enhance supervisory skills: A number of professional development courses to improve supervisor skills were held across site, including teamwork for supervisors, job planning and organising, and leading meetings.

•	Continue to take measures to localise the workforce: A strong focus on the company’s localisation policy was adhered to across disciplines, and Lihirians were employed where suitably qualified and experienced candidates existed.

•	Support the skills development of Lihirians by employing an additional 10 Lihirian secretarial trainees, 15 Lihirian apprentices and five Lihirian graduate trainees: Appointments were completed and relevant training commenced.

2004 TARGETS

•	Complete implementation of a whistleblower policy.

•	Pursue training initiatives designed to improve workforce efficiency and competency, including training modules targeted at specific departmental needs.

•	Conduct a review of supervisory development training to ensure that courses are relevant and enhance a safety and performance culture.

•	Continue to focus on training and recruitment for Lihirians in line with the company’s localisation commitment.

•	Continue sitewide drug abuse campaign to raise awareness of the health and safety issues associated with drugs, and to minimise breaches to the company’s drug policy.

•	Implement a programme promoting better nutrition and diet to reduce obesity and its associated effects among the workforce.

Lihir Gold Annual Report 2003 29

Operations overview

finance

In what was a challenging year financially and operationally, Lihir Gold generated a profit of $3.7 million before impairment adjustments. Operating cash flow was negative for the first three quarters. However, with improved production and favourable spot gold prices, positive cash flow was generated in the fourth quarter. The company produced 550,772 ounces of gold at total cash costs of $301 per ounce against a realised average gold price of $364 per ounce.

Profit

Net earnings before impairment adjustments of $3.7 million ($34.8 million after impairment reversal) were lower than 2002, reflecting lower production levels , higher energy and maintenance costs and the impact of the US dollar falling against most currencies, including the Australian dollar and the kina.

Total cash costs were $166 million in 2003, compared to $137 million in 2002. In unit terms, total cash costs per ounce were $301 for 2003, and $226 for 2002. The unit cost result reflects not only higher costs, but also the lower gold production level.

Energy costs are a significant component of Lihir Gold’s cost structure, both heavy fuel oil used for electricity generation, and diesel for the operation of mining equipment. Overall energy costs for 2003 were $26.5 million, an increase over 2002 of $2.6 million, primarily reflecting the higher prices of fuel products on world markets. During 2003 we commissioned a six-megawatt geothermal power station, which provided immediate savings in heavy fuel oil consumption. Further geothermal power will be installed in early 2005 to realise greater cost reductions.

While all our revenues are generated in US dollars, a significant proportion of goods and services are purchased from a number of countries that are not US dollar denominated, primarily Australia, PNG and New Zealand. These currencies have strengthened against the US dollar during 2003, resulting in an estimated increase in costs of $10 million, which was equivalent to $18 per ounce. While we explore switching to suppliers in US dollar-based economies, this is not always possible and benefits are subject to time lags.

Stripping of the Lienetz orebody commenced in late 2002. As mining will only begin in early 2005, the cost of stripping this pit was deferred. In total, the net benefit to profit resulting from deferred waste movements was $7 million. In addition, stockpiles and work in progress inventories were built up over the year, resulting in an additional benefit to profit of $7.3 million.

An investment of $10.5 million was made in exploration activity, primarily to define the Kapit orebody and extensions to Lienetz. The benefit of this expenditure will be gained when these areas are mined in the future.

Sales revenue reflected the higher spot gold price received during the year. While we delivered into our existing hedging contracts in the first two quarters, the decision was taken to roll out contracts due for delivery in the third and fourth quarters to later years. This strategy allowed us to take advantage of spot prices in the second half of the year, when levels not seen since the mid 1990s were reached. As a result, the average cash price received per ounce for 2003 was $364. Deferral of hedging contracts did, however, result in the recognition of a non-cash reduction to the profit of $9 million, which reflects the market value of the contracts at the date on which they were rolled out.

Other revenue items included the recognition of changes in value of floating gold borrowing lease rates agreements, which are used as part of the hedging programme. These non-cash valuation adjustments are included in the profit and loss statement in accordance with IAS 39, and contributed $12 million in 2003.

Cash and debt

In the fourth quarter approximately $151 million was raised from a placement of equity into the market. The proceeds of this placement have been allocated to specific projects aimed at improving our operational and cost performance. Consequently, at the end of 2003, Lihir Gold had $153 million cash on hand, and $34 million of debt outstanding. In the second quarter of 2004, $14 million of debt will be repaid, which will reduce future interest payments.

Improving cost management

In the past year valuable lessons were gained for future cooperative efforts in cost management. A recognition that costs had increased to unacceptably high levels led to the introduction of a site-wide cost reduction program, which is establishing a strong culture of shared responsibility and challenging employees to think more about their individual role in cost management.

Already, this approach is seeing encouraging results. We will continue to maintain a vigorous focus on cost control and ensure that any savings are sustained in ensuing years.

30 Lihir Gold Annual Report 2003

Capital investment

Capital expenditure in 2003 amounted to $27 million, which included a number of projects to improve efficiencies. These included additional autoclave feed pump capacity, replacement mining equipment and geothermal power projects. Looking forward, additional projects for 2004 include the construction of the 30-megawatt geothermal power station, additional mining equipment, improved gold recovery abilities and a number of reliability enhancement projects in the processing plant. These projects will place Lihir Gold in good stead to capture operational and cost efficiencies.

Dividend

In 2003 Lihir Gold paid a maiden dividend of 2 Australian cents per share.

COMPARISON OF 2003 AND 2002 FINANCIAL RESULTS

	2003	2002
	($ millions)	($ millions)
Gold sales and other income	211.0	199.2
Revaluation of financial instruments	12.1	2.2
Deferred hedging income / (costs)	(8.6)	11.8
Total income	214.5	213.2
Gross cash costs	175.8	148.4
Deferred waste and inventory movements — cash	(9.5)	(11.1)
Total cash costs	166.3	137.3
Depreciation and amortisation	28.6	27.1
Deferred waste and inventory movements — non-cash	(9.0)	—
Other corporate costs	11.9	4.6
Exploration	10.5	9.8
Net Interest	2.5	2.7
Total costs before impairment adjustments	210.8	181.5
Earnings before impairment adjustments	3.7	31.7
Asset impairments	31.1	37.9
Taxation	—	(16.4)
Net earnings	34.8	53.2

GOLD HEDGING POSITION

	Forwards		Put options bought		Call options sold
	Ounces	Price	Ounces	Price	Ounces	Price
2004	222,920	$325.49	20,000	$335.00	20,000	$365.00
2005	265,478	$333.71	95,000	$320.39	95,000	$326.71
2006	292,500	$328.50	39,000	$325.26	39,000	$336.74
2007	330,000	$323.76	96,000	$319.17	96,000	$319.08
2008	375,475	$331.96	40,000	$335.00	20,000	$365.00
2009	243,185	$350.76	0	$0.00	0	$0.00
2010	10,000	$327.00	0	$0.00	0	$0.00
	1,739,558	$331.86	290,000	$323.66	270,000	$331.12

Lihir Gold Annual Report 2003 31

MEDIA RELEASE	19 NOVEMBER 2003

Money raised aimed at adding shareholder value

A platform to further improve the cost and efficiency of the Lihir Gold operation was established when $151 million (over K515 million) was raised through the recent sale of shares to PNG and overseas institutional investors.

Managing Director, Neil Swan, said that interest in Lihir Gold was high and it was a very positive outcome.

“Within 12 hours of announcing that we would be placing 140 million shares on the market, at a price of $A1.55 (approximately K3.83), the shares were sold. The demand by institutional shareholders was far higher than the number of shares available.”

The placement increased the number of ordinary fully paid shares in Lihir Gold by 140 million to 1,282.3 million shares.

He said that while the sale of the shares had strengthened the company’s financial position, it remained a difficult period for the company and a focus on cost-saving initiatives would be maintained.

“Identifying ways to keep our costs down will continue to be a high priority,” he said.

Lihir Gold Chairman, Ross Garnaut, said that the decision to raise funds by selling shares was carefully considered by the Board in terms of the advantages that it would bring to all shareholders, including the Lihirian community, which holds shares through MRL and the Lihirian Equity Trust.

He said the sale of shares provided the much-needed funds to implement projects that would enable the company to take advantage of Lihir’s world-class orebody.

“It will enable Lihir Gold to carry out a number of projects aimed at further improving the reliability and productivity of our operations, reducing debt and operational costs, and accelerating growth opportunities. Ultimately, all of these activities are aimed at adding value for our shareholders,” he said.

PROGRESS AGAINST 2003 TARGETS

•	Continue a prudent hedging programme that protects the downside risk of low gold prices, while preserving the ability to participate in rallies in the spot gold price: Rolled out 161,000 ounces, enabling participation in a higher spot price environment in the latter half of the year. This increased revenue from spot sales by approximately $10 million.

•	Achieve cash costs better than $225 per ounce: Cash costs for the year were $301 per ounce. This was adversely affected by lower production, additional costs from unplanned shutdowns, an unfavourable exchange rate and higher fuel and oil prices. Both immediate and long-term cost-reducing and output-expanding initiatives are being worked on.

•	Further increase value for shareholders by maximizing cash flow: Cash flow from operations before interest was $18.7 million, down due to lower production and higher costs.

2004 TARGETS

•	Further entrench cost consciousness among workforce.

•	Enhance profit margins through the delivery of improved cost and efficiency information to operational areas

•	Achieve significant and measurable cost savings through a review of the logistics chain.

•	Build the capabilities and competitiveness of Lihirian contractors to increase localisation opportunities.

32 Lihir Gold Annual Report 2003

Corporate governance

Corporate governance practices

The Board of Directors is responsible to shareholders for the overall management of the company’s affairs and the setting of its strategic business direction. The company has contracted with Lihir Management Company Limited to manage the corporate affairs of the company and all aspects of the Lihir operation, including any future expansion or exploration on Lihir Island. The management agreement is subject to the overriding authority of the company’s Board of Directors. Lihir Management Company Limited operates under a budget approved by the Board and is subject to various monetary limitations and other restrictions on its authority set out in the management agreement. Certain fundamental powers and functions remain solely with the company’s Board of Directors and are specifically excluded from the scope of duties of Lihir Management Company Limited, including:

•	determining the company’s treasury policies, including foreign currency and interest rate exposure;

•	determining the company’s risk management policies, including insurance, gold price hedging and borrowing limits;

•	determining the company’s accounting policies; and

•	the engagement of auditors to review and report to the Board on the company’s internal controls and compliance with statutory and regulatory requirements.

In anticipation of the application in 2004 of the Principles of Good Corporate Governance and Best Practice Recommendations of the Australian Stock Exchange, and of the Sarbanes-Oxley legislation from the United States, the Board has commissioned a review of its corporate governance practices to ensure the Company continues to meet its obligations in a changing environment.

Board committees

The Board currently has three standing committees. Other committees are established from time to time to consider matters of particular importance. Committee members are chosen for the skills, experience and other qualities they bring.

Audit Committee

The company has an Audit Committee consisting of independent Directors. The members of the Audit Committee at the date of this report were:

Ross Garnaut - Committee chairman
Anthony Siaguru
Geoff Loudon

The Audit Committee is responsible for the following:

•	maintaining a direct relationship with both internal and external auditors of the company;

•	approving the audit plan of the internal and external auditors;

•	determining the Board’s financial risk management policy, including matters such as insurance and hedging;

•	maintaining the company’s relationship with corporate and financial regulatory bodies; eg the Bank of PNG and the PNG taxation authority;

•	reviewing all related party transactions on an ongoing basis, in particular, reviewing the operation of the management agreement between the company and Lihir Management Company Limited.

The Audit Committee has no executive Directors as Committee members. However, the Managing Director of Lihir Management Company Limited attends meetings of the Committee as a participating adviser at the Committee’s invitation.

The internal auditors report directly to the Audit Committee and the Board. The scope of the internal audit is set by the Audit Committee.

Lihir Gold Annual Report 2003 33

Corporate governance

Board committees

Environmental and Lihir Impact Committee

This Committee monitors environmental, social and community issues and impacts of the company’s operations on Lihir Island. Members of the Committee at the date of this report were:

Ross Garnaut - Committee chairman
Anthony Siaguru
John O’Reilly

Remuneration and Nomination Committee

The members of the Remuneration and Nomination Committee at the date of this report were:

Ross Garnaut - Committee chairman
Anthony Siaguru
John O’Reilly

The committee is responsible for the following:

•	reviewing remuneration of non-executive Directors;

•	reviewing policies for the reimbursement of expenses of Directors;

•	establishing criteria for membership of the Board and its committees;

•	reviewing membership of the Board and its committees;

•	nominating representatives of the Board and its committees; and

•	formulating policies relating to the appointment and retirement of non-executive Directors.

The Committee reports and recommends to the Board on the above issues, with final determination made by the Board.

Appointment of new Directors

Nominations of new directors, recommended by the Board Remuneration and Nomination Committee, are considered by the full Board. The Board Committee uses external consultants to access a wide base of potential directors, considering their range of skills and experience required in light of:

•	the current composition of the Board;

•	the need for independence;

•	the strategic direction and progress of the company; and

•	the nature of Lihir Gold’s business.

The Board assesses nominated directors against a range of criteria including background, experience, professional skills, personal qualities and their capacity to commit themselves to the Board’s activities. A Director appointed by the Board during any year will stand for election by shareholders at the next Annual General Meeting.

Retirement and re-election of Directors

Lihir Gold’s constitution requires that one-third of the Directors must retire from office at each Annual General Meeting. Each Director (other than the Managing Director) must, in any event, retire from office at the third Annual General Meeting after they were last elected. In either case, the retiring Directors may offer themselves for re-election.

34 Lihir Gold Annual Report 2003

Shareholder information

The company’s securities

The company’s securities consist of ordinary and class B shares. The shares have no par value. All issued shares are fully paid. The company has issued a total of 1,284,224,710 ordinary shares.

The 161,527,405 class B shares are held by Niugini Mining Limited, which is a wholly-owned subsidiary of the company. They carry no voting rights or entitlement to dividends.

There were 25,991 shareholders and no option holders on the company’s register of shareholders and option holders as at 1 March 2004. The distribution of the company’s ordinary shareholdings as at 1 March 2004 was as follows:

Range of shares held	Number of shareholders	Number of shares held	% of issued ordinary shares

1 - 1,000	6,895	4,437,313	0.3
1,001 - 5,000	11,453	32,730,838	2.5
5,001 - 10,000	3,867	31,497,395	2.5
10,001 - 100,000	3,551	95,445,227	7.4
100,001 - over	225	1,120,113,937	87.2
TOTAL	25,991	1,284,224,710	100

Voting rights of securities

The voting rights attached to the company’s ordinary shares are as follows:

–	On a show of hands, every member present in person (or by proxy, attorney or representative) has one vote.

–	On a poll, every member present in person (or by proxy, attorney or representative) has one vote for every fully paid ordinary share held by them.

Twenty largest shareholders

The twenty largest registered shareholders as at 1 March 2004 were:

Rank	Name	Ordinary shares	% of ordinary
			issued shares
1	NATIONAL NOMINEES LIMITED	266,232,447	20.73
2	WESTPAC CUSTODIAN NOMINEES	196,607,248	15.31
3	RIO TINTO METALS LIMITED	161,527,406	12.58
4	J P MORGAN NOMINEES AUSTRALIA	86,600,354	6.74
5	CITICORP NOMINEES PTY LIMITED	83,193,873	6.48
6	ANZ NOMINEES LIMITED	79,185,878	6.17
7	MINERAL RESOURCES LIHIR	77,169,431	6.01
8	HSBC CUSTODY NOMINEES	26,004,805	2.02
9	RIO TINTO LIHIR HOLDINGS LTD	24,230,720	1.89
10	RBC GLOBAL SERVICES AUSTRALIA	8,630,250	0.67
11	FORTIS CLEARING NOMINEES P/L	7,926,924	0.62
12	PUBLIC OFFICERS SUPER FUND	6,666,333	0.52
13	UBS PRIVATE CLIENTS AUSTRALIA	3,973,560	0.31
14	AMP LIFE LIMITED	3,548,192	0.28
15	MR STEPHEN SEGAL	3,255,762	0.25
16	YANDAL INVESTMENTS PTY LTD	3,000,000	0.23
17	MERRILL LYNCH (AUSTRALIA)	2,727,417	0.21
18	TOWNSON PROPERTY CORPORATION	2,600,000	0.20
19	PAN AUSTRALIAN NOMINEES PTY	2,514,065	0.20
20	MLC LIMITED	2,451,182	0.19
TOP 20 TOTAL		1,048,045,847	81.61

Lihir Gold Annual Report 2003 35

Shareholder information

Share options

Lihir Gold Limited had no unissued shares under option as at 31 December 2003, or 1 March 2004.

Unmarketable parcels of securities

There were 1,211 shareholders holding less than a marketable parcel of the company’s shares based on the market price of the company’s shares on 1 March 2004.

Share buy-backs

There is no current or imminent buy-back of the company’s shares.

Stock exchanges

The company is listed on the Australian Stock Exchange (Market Code “LHG”), on the NASDAQ Stock Market (Market Code “LIHRY”) and the Port Moresby Stock Exchange (Market Code “LHG”).

PNG company law

The company is incorporated in PNG and is subject to its laws. On 27 March 1997, the PNG Parliament passed the Companies Act 1997 (“the Act”), replacing the Companies Act (Chapter 146) that had applied in PNG since 1964. The Act, which is based on the New Zealand Companies Act 1993, commenced operation on 2 March 1998. At the Annual General Meeting of the company held on 28 April 1998, shareholders approved registration of the company under the Companies Act 1997. The company was registered, and the act applied, from 15 May 1998. On 2 March 1998, the PNG Securities Act also commenced operation. The Securities Act provides for the establishment of a takeovers code, which was adopted on 28 September 1998, and contains substantial shareholder provisions and the right for certain companies to trace the beneficial ownership of their shares. The provisions relating to takeovers, substantial shareholders and tracing of beneficial ownership commenced operation in relation to the company on 28 September 1998. The Act and the Securities Act regulate the buy-back of shares and contain provisions relating to trading in securities and financial benefits to related parties. They also provide access to records and remedies in cases of oppression or injustice, in actions by shareholders.

CHESS

The company participates in the Clearing House Electronic Sub-register System known as CHESS, pursuant to the ASX listing rules. The company provides share notices to shareholders and does not issue share certificates.

American Depositary Receipts (ADR) programme

The company has entered two ADR agreements with the Bank of New York (the “Depositary”), whereby the Depositary issues ADRs evidencing American Depositary Shares (“ADSs”). Each ADS issued under the programme represents the rights attributable to 20 ordinary shares in the company deposited with the depositary or its custodial agents. The ADSs under the 1995 agreement are listed on the NASDAQ stock market. The ADSs under the 1999 agreement are unlisted. At 1 March 2004 there were 1,294,997 listed ADSs and 365,000 unlisted ADSs.

Company Secretaries as at 31 December 2003:

Mark Laurie
(appointed 22 October 2003)

Nicholas Lambeth
(appointed 1 March 2003)

During the year Rodney Antal (31 August 2003) and Ronald Brew (1 March 2003) ceased to hold office as company secretaries.

Substantial shareholders

As at 1 March 2004 the company had received the following current substantial shareholder notices pursuant to the Securities Act 1997:

Name of substantial shareholder	Relevant interest	Percentage
Rio Tinto plc
Rio Tinto International Holdings Limited
Rio Tinto Overseas Holdings Limited
Rio Tinto Lihir Holdings Limited
Rio Tinto Metals Limited
Rio Tinto European Holdings Limited
Each of Rio Tinto plc’s subsidiaries other
than Rio Tinto International Holdings
Limited, Rio Tinto Overseas Holdings
Limited, Rio Tinto Lihir Holdings Limited,
Rio Tinto Metals Limited and Rio Tinto European Holdings Limited.	185,758,126	14.46
Merrill Lynch Investment Managers (Group)	128,799,131	10.03
Mineral Resources Lihir Limited	77,169,431	6.01
Colonial First State Investment Managers First State Investments	63,993,555	4.99

36 Lihir Gold Annual Report 2003

Directors’ report

Your Directors submit the financial statements for Lihir Gold Limited and the entities controlled by it during the financial year ended 31 December 2003, consisting of the income statement, balance sheet, statement of changes in equity, statement of cash flows, and accompanying notes set out on pages 41 to 68 of this annual report.

Directors

The names of the Directors in office at the date of this report are:

Ross Garnaut	(Chairman)
Anthony Siaguru	(Deputy Chairman)
Peter Cassidy	(appointed 28 January 2003)
Geoff Loudon
John O’Reilly	(appointed 1 March 2003 -previously Managing Director, Director and most recently alternate to Jonathan Leslie)
Neil Swan	(Managing Director)

Details of Directors including qualifications, experience and special responsibilities are set out on page 10.

Past directors

Jonathan Leslie	(retired 1 March 2003)
Marc Soipang	(retired 7 March 2003)
Alan Roberts	(retired 31 March 2003)

Attendance at board and committee meetings

Details of attendance by Directors (either personally or by their alternate) at Board and Board committee meetings held during the year ended 31 December 2003 are outlined in the table below.

							Environmental &		Remuneration
Director	Board meetings		Board Committee		Audit Committee		Lihir Impact		& Nomination
							Committee		Committee
	Eligible to	Attended	Eligible to	Attended	Eligible to	Attended	Eligible to	Attended	Eligible to	Attended
	attend		attend		attend		attend		attend
Ross Garnaut	6	6	3	3	3	3	4	4	1	1
Anthony Siaguru	6	4(1)			3	2	4	3	1	1
Peter Cassidy	5(2)	5
Jonathan Leslie	2(3)	2
Geoff Loudon	6	5	2	2	3	2
John O’Reilly	4	4					3	3
Alan Roberts	2(4)	2
Marc Soipang(5)	2	0					1	0
Neil Swan	6	6	3	3

(1)	Mr Siaguru was unable to attend meetings in October and November due to illness requiring extended treatment. Leave of absence was granted pending completion of his treatment and recovery.

(2)	Mr Cassidy was appointed to the Board on 28 January 2003.

(3)	Mr O’Reilly attended one Board meeting as alternate director for Mr Leslie. Mr Leslie retired and was replaced by Mr O’Reilly on the Board on 1 March 2003.

(4)	Mr Roberts retired from the Board on 31 March 2003.

(5)	With the Board’s concurrence, Mr Marc Soipang, the Lihirian representative Director, took leave of absence to avoid any potential conflict of interest while representing Lihirians in the Integrated Benefits Package review. Mr Soipang retired from the Board on 7 March 2003.

Lihir Gold Annual Report 2003 37

Directors’ report

Directors’ interests

The Directors have disclosed the following interests in shares in the company, pursuant to section 124 of the Companies Act 1997, and provided general disclosure of companies, businesses and persons in which each Director is to be regarded as interested pursuant to section
118(2) of the Companies Act 1997:

		Companies, businesses and persons in which the	Interest held by Director in
Director	Nature of interest	Director is to be regarded as interested	shares in Lihir Gold Limited
Ross Garnaut	Chairman	Asia Pacific Economics Group Pty Ltd	53,225 (1)
(Chairman)	Chairman	Papua New Guinea Sustainable Development Co. Ltd
	Chairman	Lonely Planet Publications Pty Ltd
	Chairman	Sequoia Capital Management Ltd
	Director	Maccullochella Pty Ltd
	Director	Ok Tedi Mining Ltd

Anthony Siaguru	Chairman	Pacific Rim Plantations Ltd	56,460
(Deputy Chairman)	Chairman	PNG Water Ltd	(38,460 registered in own name;
	Chairman	Port Moresby Stock Exchange Ltd	15,000 in wife Wilhelmina’s name;
	Deputy Chairman	Kula Fund Ltd	1,000 in the name of each son -
	Director and shareholder	Minton Ltd	Steven, Stanley and Daniel.)
	Director	Nautilus Minerals Ltd
	Director	South Pacific Post Ltd
	Consultant	Blake Dawson Waldron

Peter Cassidy	Director	Oxiana Ltd	13,225(2)
	Director	Sino Gold Ltd
	Director	Energy Developments Ltd

Geoffrey Loudon	Chairman	L and M Mining Ltd	143,840
	Director	Sterilox Technologies Inc
	Director	The Peruvian Copper Syndicate Ltd

Neil Swan	Director	Lihir Management Company Ltd

John O’Reilly	Director	Lihir Management Company Ltd
	Director	Rio Tinto Consultants Ltd
	Director	Rio Tinto Technical Services Ltd
	Employee and Officer	Rio Tinto Plc and Rio Tinto Ltd

(1)	Ross Garnaut acquired 3,225 shares in Lihir Gold Ltd on 23 January 2004, pursuant to the share purchase plan announced by the company on 12 November 2003.

(2)	Peter Cassidy acquired 10,000 shares in the company on-market on 27 May 2003, and a further 3,225 shares on 23 January 2004 pursuant to the share purchase plan.

38 Lihir Gold Annual Report 2003

Directors’ report

Directors’ remuneration

Details of the remuneration and other benefits received by Directors or former Directors of the company during 2003 are set out in note 16 to the financial statements (page 60).

Principal activities and review of operations and results

The sections entitled “Corporate profile”, “Summary of results” and “Operations overview” form part of this annual report.

Operating results

Net profit after tax of $34.8 million (2002: $53.2 million), $3.7 million before asset impairment reversal (2002: $15.3 million).

Dividends

A A$0.02 dividend was declared by the company on 29 April 2003 and paid on 1 July 2003. Further details are contained in note 28 on page 67 of the financial statements.

Employee remuneration

Details of employee remuneration, in accordance with the Companies Act 1997 requirements, are contained in note 16 on page 60 of the financial statements.

Donations

No donations were made to any political parties. Lihir Gold Director, Mr Geoffrey Loudon, continued to donate his Director’s fees to the Port Moresby City Mission.

Events occurring after the reporting date

As at the date of this report the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the company or the results of those operations which is not already reflected in this report.

Signed in accordance with a resolution of Directors.

Ross Garnaut Chairman	Neil Swan Managing Director

Lihir Gold Annual Report 2003 39

Independent audit report
to the members of Lihir Gold
Limited and subsidiaries

Audit opinion

In our opinion,

a)	the financial report of Lihir Gold Limited and subsidiaries set out on pages 41 to 68:

•	gives a true and fair view of the financial position of Lihir Gold Limited and subsidiaries at 31 December 2003, and of their performance for the year ended on that date, and

•	is presented in accordance with the Companies Act 1997, International Financial Reporting Standards and other generally accepted accounting practice in Papua New Guinea

b)	proper accounting records have been kept by the Company as far as appears from our examination of those records; and

c)	we have obtained all the information and explanations we have required.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors’ responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, and the accompanying notes to the financial statements for both Lihir Gold Limited (the Company) and Lihir Gold Limited and subsidiaries (the Group), for the year ended 31 December 2003. The Group comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Companies Act 1997. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with International Standards on Auditing, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Companies Act 1997, International Financial Reporting Standards and other generally accepted accounting practice in Papua New Guinea, a view which is consistent with our understanding of the Company’s and the Group’s financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

We read the other information in the Annual Report to determine whether it contained any material inconsistencies with the financial report.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of the Papua New Guinea Institute of Accountants and the Companies Act 1997.

PricewaterhouseCoopers
Port Moresby, Papua New Guinea
1 March 2004

40 Lihir Gold Annual Report 2003

Financial report

Income statement
Year ended 31 December 2003

		GROUP		COMPANY
		$000		$000
	Note	2003	2002	2003	2002
Sales revenue		199,843	208,623	199,843	208,623
Gold lease rate fees		2,599	2,339	2,599	2,339
Fair value gains		12,067	2,227	12,067	2,227
Total revenue	6	214,509	213,189	214,509	213,189
Operating expenses
Mining expenses		(68,017)	(60,316)	(68,017)	(60,316)
Exploration expenses		(10,506)	(9,711)	(10,506)	(9,711)
Processing costs		(35,326)	(28,533)	(35,326)	(28,533)
Power generation costs		(26,473)	(23,899)	(26,473)	(23,899)
General and administrative costs		(45,444)	(36,356)	(45,444)	(36,348)
Refining, royalty and management fees		(8,322)	(7,933)	(8,322)	(7,933)
Deferred mining costs		7,163	3,675	7,163	3,675
Costs deferred and transferred to inventories		24,378	15,881	24,378	15,881
Impairment reversal: mine properties, deferred mining costs		31,061	37,893	31,061	37,893
Low-grade stockpile impairment charge		(17,079)	(4,392)	(17,079)	(4,392)
Depreciation and amortisation		(28,631)	(27,135)	(28,631)	(27,135)
	6	(177,196)	(140,826)	(177,196)	(140,818)
Operating profit		37,313	72,363	37,313	72,371
Interest income		983	1,015	983	1,007
Finance costs		(3,518)	(3,705)	(3,518)	(3,705)
Profit from ordinary activities before taxation	6	34,778	69,673	34,778	69,673
Income tax	15	—	(16,426)	—	(16,426)
Net profit from ordinary activities after taxation		34,778	53,247	34,778	53,247
Earnings per share	27
Basic (cents/share)		3.0	4.7	3.0	4.7
Diluted (cents/share)		3.0	4.7	3.0	4.7

The above income statement is to be read in conjunction with the notes on pages 45 to 68.

Lihir Gold Annual Report 2003 41

Financial report

Balance sheet
Year ended 31 December 2003

		GROUP		COMPANY
		$000		$000
	Note	2003	2002	2003	2002
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	152,630	33,817	152,630	33,817
Derivative financial instruments	24	9,823	1,948	9,823	1,948
Inventories	9	57,009	46,972	57,009	46,972
Receivables	10	10,543	4,652	10,543	4,652
Prepayments		680	422	680	422
Deferred mining costs	11	2,803	4,185	2,803	4,185
Total current assets		233,488	91,996	233,488	91,996
NON-CURRENT ASSETS
Derivative financial instruments	24	11,116	10,037	11,116	10,037
Receivables	10	915	2,793	915	2,793
Deferred mining costs	11	26,265	17,720	26,265	17,720
Mine properties	12	477,095	454,138	477,095	454,138
Investment in subsidiary	29	—	—	53,546	52,840
Total non-current assets		515,391	484,688	568,937	537,528
Total assets		748,879	576,684	802,425	629,524
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank overdraft	7	—	1,297	—	1,297
Derivative financial instruments	24	31,375	6,133	31,375	6,133
Accounts payable	13	20,893	14,382	74,439	67,458
Provisions	14	4,487	2,218	4,487	2,218
Borrowings	22	3,510	3,510	3,510	3,510
Total current liabilities		60,265	27,540	113,811	80,616
NON-CURRENT LIABILITIES
Derivative financial instruments	24	188,918	71,619	188,918	71,619
Provisions	14	8,268	14,067	8,268	13,831
Borrowings	22	30,038	37,048	30,038	37,048
Total non-current liabilities		227,224	122,734	227,224	122,498
Total liabilities		287,489	150,274	341,035	203,114
SHAREHOLDERS’ EQUITY
Share capital	19	1,025,288	873,822	1,025,288	873,822
Fair value and other reserves	24	(206,548)	(69,469)	(206,548)	(69,469)
Accumulated losses		(357,350)	(377,943)	(357,350)	(377,943)
Total shareholders’ equity		461,390	426,410	461,390	426,410
Total liabilities and shareholders’ equity		748,879	576,684	802,425	629,524

For and on behalf of, the board

Ross Garnaut, Chairman	Neil Swan, Managing Director
1 March 2004

The above balance sheet is to be read in conjunction with the notes on pages 45 to 68.

42 Lihir Gold Annual Report 2003

Financial report

Statement of changes in equity
Year ended 31 December 2003

	COMPANY AND GROUP
	Share	Fair value	Retained
	capital	and other	earnings /
	(Note 19)	reserves	(accumulated
			losses)	Total
	$000	$000	$000	$000
Balance at 1 January 2002	873,822	53,616	(431,190)	496,248
Profit / (loss) for the year	—	—	53,247	53,247
Fair value gains / (losses) on cash flow hedges	—	(114,095)	—	(114,095)
Net movement of deferred tax	—	16,426	—	16,426
Reclassified and reported in income statement	—	(25,416)	—	(25,416)
Balance at 31 December 2002	873,822	(69,469)	(377,943)	426,410
Profit / (loss) for the year	—	—	34,778	34,778
Dividend paid	—	—	(14,185)	(14,185)
Issue of share capital	156,240	—	—	156,240
Share issue transaction costs	(4,774)	—	—	(4,774)
Fair value gains / (losses) on cash flow hedges	—	(148,610)	—	(148,610)
Net movement of deferred tax	—	—	—	—
Reclassified and reported in income statement	—	11,531	—	11,531
Balance at 31 December 2003	1,025,288	(206,548)	(357,350)	461,390

The above statement of changes in equity is to be read in conjunction with the notes on pages 45 to 68.

Lihir Gold Annual Report 2003 43

Financial report

Statement of cash flows
Year ended 31 December 2003

		GROUP		COMPANY
		$000		$000
	Note	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from operating activities		205,851	199,201	205,851	199,201
Payments arising from operating activities		(187,180)	(173,988)	(187,180)	(173,988)
Interest received		983	1,015	983	1,015
Interest and finance charges paid to third parties		(2,949)	(3,411)	(2,949)	(3,411)
Income taxes paid		—	—	—	—
Net cash flows from operating activities	8	16,705	22,817	16,705	22,817
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of term debt		(7,010)	(3,775)	(7,010)	(3,775)
Proceeds of equity issue		156,240	—	156,240	—
Share issue transaction costs		(4,774)	—	(4,774)	—
Dividend paid		(14,185)	—	(14,185)	—
Net cash from / (used) in financing activities		130,271	(3,775)	130,271	(3,775)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property plant and equipment		(27,065)	(25,981)	(27,065)	(25,981)
Proceeds on disposal of fixed assets		199	1,544	199	1,544
Net cash used in investing activities		(26,866)	(24,437)	(26,866)	(24,437)
Net increase/(decrease) in cash held		120,110	(5,395)	120,110	(5,395)
Cash and cash equivalents at beginning of year		32,520	37,915	32,520	37,915
Net increase / (decrease) in cash held		120,110	(5,395)	120,110	(5,395)
Cash and cash equivalents at end of year	7	152,630	32,520	152,630	32,520

The above statement of cash flows is to be read in conjunction with the notes on pages 45 to 68.

44 Lihir Gold Annual Report 2003

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements are presented in accordance with the Papua New Guinea (PNG) Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in PNG by the Accounting Standards Board (ASB). These financial statements have been prepared in accordance with International Financial Reporting Standards, which have been adopted by the ASB as the applicable financial reporting framework.

The financial statements have also been prepared on the basis of historical costs, except as disclosed in the accounting policies below. For example, financial instruments are shown at fair value. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements.

(i)	Exploration and evaluation expenditure

The Group expenses exploration and evaluation costs as incurred.

(ii)	Development properties

A property is classified as a development property when a mine plan has been prepared, proved and probable resources have been established, and the Group has decided to commercially develop the property. Development expenditure is accumulated separately for each area of interest in which economically recoverable mineral reserves have been identified and are reasonably assured.

All expenditure incurred prior to the commencement of commercial levels of production from each development property is carried forward to the extent to which recoupment out of revenue to be derived from the sale of production from the relevant development property, or from sale of that property, is reasonably assured.

No amortisation is provided in respect of development properties until they are reclassified as “mine properties”, following the commencement of commercial production. For the years ending 31 December 2002 and 2003, the Group has had no properties in the development stage. No development expenditure is currently being incurred or capitalised.

(iii)	Mine properties

Mine properties represent the accumulation of all development expenditures incurred by, or on behalf of, the Group in relation to areas of interest in which mining of a mineral resource has commenced.

When future economic benefits are established by further development expenditure in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production.

Amortisation of costs is provided for using the units-of-production method, separate calculations being made for each mineral resource. The units-of-production basis results in an amortisation charge proportional to the depletion of estimated recoverable gold ounces contained in proved and probable ore reserves.

Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation of mine properties is accounted for prospectively in the period of change and future periods.

(iv)	Capitalisation of financing costs

Interest and other financing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset are capitalised as part of the cost of that asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Capitalisation of borrowing costs ceases when all the activities necessary to prepare the qualifying asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds, and funds received in connection with the sale of equity securities prior to the expenditure being made, is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalised.

Prior to the commencement of commercial production in 1997, the amount of interest costs eligible for capitalisation were based on actual interest costs incurred, as the borrowings were incurred to fund development of the mine property. Capitalisation of borrowing

Lihir Gold Annual Report 2003 45

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

costs ceased following the commissioning of the assets upon commencement of commercial production. These are amortised using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves. For the years ended 31 December 2003 and 2002, no interest costs were capitalised.

(v)	Mine buildings, plant and equipment

The cost of each item of buildings, machinery and equipment is depreciated over its expected useful life. For the majority of assets, this is accomplished using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Each item’s economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

The total net carrying values of mine building, plant and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined. [Refer to note 1 (vii)].

Major spares purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment.

Approximately 90% of all fixed assets are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant. The remaining life of the mine is approximately 23 years. Those assets depreciated on a straight line basis are done so predominantly over a life of five years.

Fixed asset classification	Percentage	Percentage
	depreciated	depreciated
	as units-of-use	as straight line
Deferred expenditure	100%	—
Land & buildings	100%	—
Plant & equipment	85%	15%
Total average	90%	10%

The classification of “land and buildings” does not include freehold land as depreciable assets. The Company does not own any freehold land, and only occupies land by leasehold tenure. All lease costs are expensed as incurred.

(vi)	Remaining mine life

In estimating the remaining life of the mine for the purpose of amortisation and depreciation calculations, due regard is given, not only to the amount of remaining recoverable gold ounces contained in proved and probable ore reserves, but also to limitations that could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame.

(vii)	Impairment of assets

Mine properties and other non-current assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments of assets are recognised whenever the carrying amount of an asset exceeds its recoverable value. The recoverable amount is measured as the higher of net selling price and value in use. Value in use for individual assets is calculated by discounting future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In 1999 and 2000, impairment losses of $340.2 million were recognised (1999: $223.8 million, 2000: $116.4 million), as the recoverable amount of the company’s cash-generating unit (consisting of mining properties and deferred mining costs) was less than its carrying amount. The recoverable amount was derived from value in use calculations based on discounted cash flows, a long-term gold price assumption of $300 (1999: $325) and a pre-tax real discount rate of 6% (1999: 7%).

In 2001, after applying the same principles as in 2000 and using a gold price of $280 and a pre-tax real discount rate of 6%, no further impairment was required.

46 Lihir Gold Annual Report 2003

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

In 2003 and 2002, having applied the same principles as prior years and revisiting critical assumptions, including life of mine and remaining reserves, an impairment reversal of $31.1 million (2002: $37.9 million) was credited to the income statement in accordance with IAS36, based on a long-term gold price assumption of $340 (2002: $305) and a pre-tax real discount rate of 7% (2002: 7%).

(viii)	Restoration, rehabilitation and environmental expenditure

In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of damage incurred up to balance date. The amount of any provision recognised is the full amount that has been estimated based on current costs to be required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money and those risks specific to the liability, of 6.5% (2002: 2.5%). Although estimates of future costs are reassessed annually, given the prolonged period to mine closure, it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates.

A corresponding asset, which represents future economic benefits, is raised and subsequently amortised using the units of production method.

The company’s restoration, rehabilitation and environmental expenditure policy identifies the environmental, social and engineering issues to be considered, and the procedures to be followed when providing for costs associated with the site closure. Site rehabilitation and closure involves the dismantling and demolition of infrastructure not intended for subsequent community use, the removal of residual materials and the remediation of disturbed areas. Community requirements and long-term land use objectives are also taken into account.

(ix)	Inventories

Inventories of ore and metal are physically measured or estimated and valued at the lower of cost and net realisable value.

Cost comprises direct material, direct labour and transportation expenditure in getting such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure and depreciation and amortisation, based on weighted average costs incurred during the period in which such inventories are produced. Net realisable value is the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase, transportation and statutory charges, and net realisable value.

(x)	Deferred mining costs

Direct expenditure on mining is brought to account for each phase of the mine’s development, based on the estimated ratio of waste to ore for that phase. During the mining period the actual ratio of waste to ore removed for each phase varies from year to year. In periods where more than the average amount of waste is removed, the surplus is transferred to the deferred mining cost account. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed according to each mining phase, and not over the entire life of the mine.

Following the commencement of pre-stripping of the Lienetz orebody, the Group now includes the following direct expenditure in its deferred mining costs: stripping, drilling, blasting and depreciation costs. There is no material impact to prior period results arising from this treatment.

The current portion of deferred mining costs represents the unamortised costs that are expected to be recouped within 12 months, as mining is completed for that phase.

(xi)	Revenue recognition

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

(a)	the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Group;

(b)	the quantity and quality (grade) of the product can be determined with reasonable accuracy;

(c)	the product has been dispatched to the customer and is no longer under the physical control of the Group (or property in the product has earlier passed to the customer);

(d)	the selling price can be measured reliably;

Lihir Gold Annual Report 2003 47

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

(e)	it is probable that the economic benefits associated with the transaction will flow to the Group; and

(f)	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

(xii)	Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognised in the balance sheet at cost and are subsequently remeasured at their fair values. On the date a derivative contract is entered into, the Group designates the contract as a hedge against specific future production. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged.

Changes in the fair value of derivatives that are designated against future production, qualify as cash flow hedges, and are deemed highly effective, are recognised in equity. Amounts deferred in equity are transferred to the income statement and classified as revenue in the same periods during which the hedged gold sales affect the income statement.

Certain derivative instruments do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecasted production is ultimately recognised in the income statement. However, if the committed or forecasted production is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the income statement.

At the inception of the transaction, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecast gold sales. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

In assessing the fair value of non-traded derivatives and other financial instruments, the Group obtains a valuation from an independent external party.

(xiii)	Foreign currency translation

As the company’s revenue is denominated in US dollars and the majority of its fixed asset purchases and costs are in US dollars or currencies related to US dollars, the company’s Directors have adopted the US dollar as the company’s measurement and reporting currency.

Foreign currency transactions (other than US dollars) are initially translated into US currency at the rate of exchange at the date of the transaction. At the date of the balance sheet, amounts payable and receivable in foreign currencies are translated to US dollars at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

(xiv)	Income tax

Tax effect accounting procedures are followed using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to the deferred tax liability and deferred tax asset accounts at current enacted tax rates. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised.

(xv)	Leases

Leases of property, plant and equipment where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership are assumed by the Group, are classified as finance leases. Finance leases are capitalised, recording an asset and liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are amortised over the shorter of their estimated useful lives or the lease term. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Penalties paid for early settlement of leases are expensed.

48 Lihir Gold Annual Report 2003

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

(xvi)	Cash and cash equivalents

For the purpose of the statement of cash flows and balance sheet, cash includes:

(a)	cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and

(b)	investments in money market instruments with less than 90 days to maturity from the date of acquisition.

(xvii)	Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is evidence that the Group may not be able to collect all amounts due according to the original terms of receivables.

(xviii)	Share capital

Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares, other than in connection with a business combination, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition. Where the Company or its subsidiaries purchases the Company’s equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.

(xix)	Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost.

(xx)	Employee benefits

The amounts expected to be paid to employees for their pro-rata entitlement to annual and sick leave are accrued annually at current pay rates having regard to period of service and statutory obligations. Long-service leave entitlements are determined in accordance with the requirements for other long-term employee benefits.

The Group contributes to a defined contribution plan for its employees. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. For defined contribution plans, the Group pays contributions to a privately administered pension plan on a mandatory basis. Once the contributions have been paid, the company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

(xxi)	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(xxii)	Dividends

Dividends are recorded in the Group’s financial statements in the period in which they are approved by the Group’s shareholders.

(xxiii)	Comparative figures

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

(xxiv)	Rounding of amounts

The financial statements have been rounded to the nearest thousand dollars.

Lihir Gold Annual Report 2003 49

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

(xxv)	Consolidation

Subsidiary undertakings, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances, and unrealised gains and losses on transactions between group companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group. In the separate financial statements of the company, the company accounts for investments in subsidiaries at cost less any impairment.

(xxvi)	Significant risks and uncertainties

The Lihir operation is subject to the provisions of the PNG Mining Act 1992, which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the company is party to a mining development contract with the PNG Government, dated 17 March 1995 (the “Mining Development Contract”), which sets forth the terms upon which the company may exercise its rights under the Special Mining Lease which governs the Lihir operation. Under certain limited circumstances, the PNG Government may terminate the Mining Development Contract and, therefore, the Special Mining Lease. Any such termination would prohibit the continued operation of the Lihir operation.

(xxvii)	Use of estimates

In accordance with International Financial Reporting Standards, the preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimates and assumptions relate to the long-term gold price, mineral reserves and remaining mine life, provision for restoration and rehabilitation obligations, recoverability of deferred tax assets, recoverability of long-lived assets (including ore stockpiles), depreciation, and amortisation. Actual results could differ from those estimates and may affect amounts reported in future periods. Management believes that the estimates are reasonable.

NOTE 2: CHANGE IN ACCOUNTING POLICY AND NEW ACCOUNTING STANDARDS

Other than the release by the International Accounting Standards Board (IASB) of its Improvement to International Accounting Standards, there have been no new standards applicable to Lihir Gold that require material changes to the Group’s accounting policies. The revised standards do not apply until annual periods beginning on or after 1 January 2005. There were no other changes in accounting policy for 2003.

NOTE 3: SPECIAL MINING LEASE

The Special Mining Lease was issued on 17 March 1995 and has a term of 40 years. Under the Mining Act it may be renewed for subsequent 20-year periods at the discretion of the PNG Government.

NOTE 4: REQUIREMENTS REGARDING CASH RESERVES

The PNG Central Bank regulations (foreign exchange and gold) generally require PNG companies to hold all cash reserves in kina. Prior approval of the Bank of Papua New Guinea is required to convert funds from kina into other currencies.

Under the Mining Development Contract, however, the company has permission to retain funds in foreign currencies to meet its obligations.

NOTE 5: DIVIDEND RESTRICTIONS

The Syndicated Finance Facility, signed on 22 November 2000, permits the payment of dividends and other distributions only if certain conditions are met. Lihir Gold may generally at any time prior to the next calculation date (30 June and 31 December each year as defined in the agreement) withdraw all or part of any excess over a specified minimum cash balance in an offshore account for its own purposes (including any distribution or payment into an unsecured distribution account) subject to a debt service cover ratio of not less than 1.25:1 and a life-of-mine cover ratio of not less than 2.50:1.

The most recent debt service cover ratio and life-of-mine cover ratio agreed with ABN Amro Ltd in terms of the agreement were 91.6:1 (2002: 35.6:1) and 40.4:1 (2002: 42.8:1) respectively.

50 Lihir Gold Annual Report 2003

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
NOTE 6: OPERATING PROFIT
Operating profit before taxation has been determined after crediting / (charging):
SALES AND OTHER REVENUE
Gold sales at spot	211,374	183,207	211,374	183,207
Realisation of hedging instruments	(2,956)	13,655	(2,956)	13,655
Gold lease rate fees	2,599	2,339	2,599	2,339
Fair value gains	12,067	2,227	12,067	2,227
Realisation of deferred hedging income	220	15,889	220	15,889
Realisation of deferred hedging costs	(8,795)	(4,128)	(8,795)	(4,128)
	214,509	213,189	214,509	213,189
REFINING, ROYALTY AND MANAGEMENT FEES
Refining costs	(670)	(556)	(670)	(556)
Royalties on sales	(4,204)	(3,975)	(4,204)	(3,975)
Management fees	(3,449)	(3,402)	(3,449)	(3,402)
	(8,323)	(7,933)	(8,323)	(7,933)
OTHER OPERATING COSTS
Operating consumables	(81,745)	(74,486)	(81,745)	(74,486)
Contracted services	(44,152)	(36,012)	(44,152)	(36,012)
Staff costs	(21,528)	(17,277)	(21,528)	(17,277)
Mining levy	(5,952)	(5,625)	(5,952)	(5,625)
Insurance	(5,108)	(4,210)	(5,108)	(4,210)
Air travel	(3,920)	(3,004)	(3,920)	(3,004)
Operating lease rentals	(1,753)	(1,254)	(1,753)	(1,254)
Consultants	(4,210)	(2,009)	(4,210)	(2,009)
Donations and community assistance	(139)	(197)	(139)	(197)
Net foreign exchange gains / (losses)	(4,130)	(2,537)	(4,130)	(2,537)
Provisions for stores stock obsolescence	(780)	(692)	(780)	(692)
Provision for doubtful debts	(490)	(306)	(490)	(306)
Deferred mining costs	7,163	3,675	7,163	3,675
Costs deferred and transferred to inventories	24,378	15,881	24,378	15,881
Impairment of mine properties and deferred mining costs	31,061	37,893	31,061	37,893
Low-grade stockpile impairment charge	(17,079)	(4,392)	(17,079)	(4,392)
Contribution to Lihirian equity restructure	(3,500)	—	(3,500)	—
Other costs	(8,358)	(11,206)	(8,358)	(11,198)
	(140,242)	(105,758)	(140,242)	(105,750)
DEPRECIATION AND AMORTISATION
Depreciation and amortisation mine properties	(28,631)	(27,135)	(28,631)	(27,135)
	(28,631)	(27,135)	(28,631)	(27,135)
Operating costs	(177,196)	(140,826)	(177,196)	(140,818)
NET FINANCING COSTS
Interest income	983	1,015	983	1,007
Finance costs	(3,518)	(3,705)	(3,518)	(3,705)
	(2,535)	(2,690)	(2,535)	(2,698)

Lihir Gold Annual Report 2003 51

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
NOTE 7: CASH AND CASH EQUIVALENTS
Cash at bank and on hand	62,505	23,304	62,505	23,304
Short-term deposits with financial institutions	90,125	10,513	90,125	10,513
	152,630	33,817	152,630	33,817
Bank overdraft	—	(1,297)	—	(1,297)
	152,630	32,520	152,630	32,520
NOTE 8: NET CASH FLOW FROM OPERATING ACTIVITIES
Reconciliation of cash flow from operating activities to operating profit after tax
Operating profit after tax	34,778	53,247	34,778	53,247
Depreciation and amortisation	28,631	27,135	28,631	27,135
Revaluation of financial instruments	(12,067)	(2,227)	(12,067)	(2,227)
Asset impairment — mine properties, deferred mining costs reversal	(31,061)	(37,893)	(31,061)	(37,893)
Asset impairment — low-grade stockpiles charge	17,079	4,392	17,079	4,392
Amortisation of deferred hedging income	(220)	(15,889)	(220)	(15,889)
Amortisation of deferred hedging costs	8,795	4,128	8,795	4,128
Provision for doubtful debts	490	306	490	306
(Profit) / loss on disposal of assets	(187)	(664)	(187)	(664)
Income tax expense / (benefit)	—	16,426	—	16,426
(Increase)/decrease in debtors	(4,759)	8,590	(4,759)	8,590
(Increase)/decrease in inventories	(27,117)	(18,520)	(27,117)	(18,520)
(Increase)/decrease in deferred mining costs	(7,163)	(3,670)	(7,163)	(3,670)
(Decrease)/increase in creditors	6,511	(12,230)	6,511	(12,230)
(Decrease)/increase in provisions	2,995	(314)	2,995	(314)
Net cash flow from operating activities	16,705	22,817	16,705	22,817

52 Lihir Gold Annual Report 2003

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
NOTE 9: INVENTORIES
CURRENT
Stores	33,627	30,109	33,627	30,109
Less: provision for obsolescence	(3,354)	(2,574)	(3,354)	(2,574)
	30,273	27,535	30,273	27,535
Production work in progress	2,461	1,652	2,461	1,652
Finished goods	1,880	5,857	1,880	5,857
Ore stockpiles	22,395	11,928	22,395	11,928
	26,736	19,437	26,736	19,437
	57,009	46,972	57,009	46,972
NON-CURRENT
Ore stockpiles	64,976	47,896	64,976	47,896
Less: impairment provision	(64,976)	(47,896)	(64,976)	(47,896)
	—	—	—	—
Total inventories	57,009	46,972	57,009	46,972

Current stockpiled ore mainly relates to run-of-mine (ROM) stockpile and crushed ore stocks ready for processing into finished goods within the next 12 months. These are valued at the lower of cost and net realisable value. Cost includes mining costs, costs of conversion (crushing and conveying costs) and an allocation of fixed and variable production overheads based on their contained gold.

At 31 December 2003, non-current stockpiles were fully provided against, based on their net realisable values.

Finished goods inventory is stated at the lower of cost and net realisable value.

Lihir Gold Annual Report 2003 53

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
NOTE 10: RECEIVABLES
CURRENT
Trade receivables	5,166	—	5,166	—
Other debtors — related parties	2,022	2,247	2,022	2,247
Other amounts receivable from third parties	5,191	3,752	5,191	3,752
Less: provision for doubtful debts	(1,836)	(1,347)	(1,836)	(1,347)
	10,543	4,652	10,543	4,652
NON-CURRENT
Other debtors — related parties	913	2,791	913	2,791
Other amounts receivable	2	2	2	2
	915	2,793	915	2,793
Total amounts receivable	11,458	7,445	11,458	7,445

Leases accounted for as a lessor (included in “Other debtors — related parties”).

The company leases earthmoving equipment to the Lakaka Group, a landowner company, under two separate arrangements whereby the substantial risks and rewards of ownership are transferred to the other party. The term of the leases are 48 months and 36 months respectively, with commencement dates of November 2000 and October 2002. The interest rate for both leases is 9% per annum. A non-guaranteed residual amount of K100,000 is accounted for as a benefit to the company under the terms of the earlier lease. No unearned finance income or contingent rents have been recognised as income.

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
Gross investments in finance leases
Amounts receivable not later than one year	763	1,006	763	1,006
Amounts receivable > 1 year and < than 5 years	414	1,138	414	1,138
Amounts receivable later than five years	—	—	—	—
	1,177	2,144	1,177	2,144
Unearned finance income on finance leases	(81)	(222)	(81)	(222)
Net investment in finance leases	1,096	1,922	1,096	1,922
Amounts receivable not later than one year	697	864	697	864
Amounts receivable > 1 year and < than 5 years	399	1,058	399	1,058
Amounts receivable later than five years	—	—	—	—
	1,096	1,922	1,096	1,922

54 Lihir Gold Annual Report 2003

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

Loan (included in “Other debtors — related parties”)

The Group has extended unsecured loans, repayable in monthly instalments, to landowner companies. The initial loan to the Lakaka Group for K2.5 million, is repayable over a ten year term at an interest rate of 10%. In 2002 the Group extended an unsecured loan to Kuridala Ltd of $3.2 million at an interest rate of 8.77%, repayable over a two-year term, following the termination of a lease financing facility used to fund mining equipment owned by Kuridala Ltd.

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
Gross investments in loan
Amounts receivable not later than one year	1,431	1,600	1,431	1,600
Amounts receivable > 1 year and < than 5 years	462	1,671	462	1,671
Amounts receivable later than five years	222	268	222	268
	2,115	3,539	2,115	3,539
Unearned finance income on loan	(276)	(423)	(276)	(423)
Net investment in loan	1,839	3,116	1,839	3,116
Amounts receivable not later than one year	1,325	1,383	1,325	1,383
Amounts receivable > 1 year and < than 5 years	313	1,496	313	1,496
Amounts receivable later than five years	201	237	201	237
	1,839	3,116	1,839	3,116
NOTE 11: DEFERRED MINING COSTS
CURRENT
Deferred mining costs	2,803	4,185	2,803	4,185
Less: impairment provision	—	—	—	—
	2,803	4,185	2,803	4,185
NON-CURRENT
Deferred mining costs	26,265	17,720	26,265	17,720
Less: impairment provision	—	—	—	—
	26,265	17,720	26,265	17,720
Total deferred mining costs	29,068	21,905	29,068	21,905

Lihir Gold Annual Report 2003 55

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
NOTE 12: MINE PROPERTIES
CAPITAL WORKS IN PROGRESS
Cost brought forward	18,482	21,436	18,482	21,436
Acquisitions	27,064	25,981	27,064	25,981
Transfers to mining properties	(37,386)	(28,935)	(37,386)	(28,935)
Costs carried forward	8,160	18,482	8,160	18,482
MINE PROPERTIES
Plant and equipment
Cost brought forward	560,967	536,744	560,967	536,744
Transfers from capital works in progress	35,311	27,720	35,311	27,720
Disposals	(680)	(3,497)	(680)	(3,497)
Cost carried forward	595,598	560,967	595,598	560,967
Depreciation brought forward	(282,269)	(288,892)	(282,269)	(288,892)
Charge for the year	(22,160)	(20,152)	(22,160)	(20,152)
Impairment reversal	20,829	24,157	20,829	24,157
Disposals	664	2,618	664	2,618
Depreciation carried forward	(282,936)	(282,269)	(282,936)	(282,269)
Net book value	312,662	278,698	312,662	278,698
Land and buildings
Cost brought forward	77,939	77,120	77,939	77,120
Transfers from capital works in progress	1,503	819	1,503	819
Cost carried forward	79,442	77,939	79,442	77,939
Depreciation brought forward	(46,187)	(47,537)	(46,187)	(47,537)
Charge for the year	(1,381)	(1,403)	(1,381)	(1,403)
Impairment reversal	2,274	2,753	2,274	2,753
Depreciation carried forward	(45,294)	(46,187)	(45,294)	(46,187)
Net book value	34,148	31,752	34,148	31,752
Deferred expenditure Cost brought forward	267,850	267,454	267,850	267,454
Transfers from capital works in progress	572	396	572	396
Cost carried forward	268,422	267,850	268,422	267,850
Depreciation brought forward	(151,918)	(156,778)	(151,918)	(156,778)
Charge for the year	(4,969)	(5,190)	(4,969)	(5,190)
Impairment reversal	7,958	10,050	7,958	10,050
Depreciation carried forward	(148,929)	(151,918)	(148,929)	(151,918)
Net book value	119,493	115,932	119,493	115,932

56 Lihir Gold Annual Report 2003

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
Sub-total
Cost brought forward	906,756	881,318	906,756	881,318
Transfers from capital work in progress	37,386	28,935	37,386	28,935
Disposals	(680)	(3,497)	(680)	(3,497)
Cost carried forward	943,462	906,756	943,462	906,756
Depreciation brought forward	(480,374)	(493,207)	(480,374)	(493,207)
Charge for the year	(28,510)	(26,745)	(28,510)	(26,745)
Impairment reversal	31,061	36,960	31,061	36,960
Disposals	664	2,618	664	2,618
Depreciation carried forward	(447,159)	(480,374)	(447,159)	(480,374)
Net book value	466,303	426,382	466,303	426,382
Rehabilitation
Cost brought forward	11,314	9,931	11,314	9,931
Additions and deductions	(6,522)	1,383	(6,522)	1,383
Cost carried forward	4,792	11,314	4,792	11,314
Amortisation brought forward	(2,039)	(1,650)	(2,039)	(1,650)
Charge for the year	(121)	(390)	(121)	(390)
Amortisation carried forward	(2,160)	(2,040)	(2,160)	(2,040)
Net book value	2,632	9,274	2,632	9,274
Total mine properties	477,095	454,138	477,095	454,138
NOTE 13: ACCOUNTS PAYABLE
CURRENT
Trade creditors and accruals	20,747	14,204	20,747	14,204
Amounts payable to subsidiary	—	—	53,546	53,076
Amounts payable to related parties	146	178	146	178
	20,893	14,382	74,439	67,458

Lihir Gold Annual Report 2003 57

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
NOTE 14: PROVISIONS
CURRENT
Employee provisions	4,487	2,218	4,487	2,218
	4,487	2,218	4,487	2,218
NON CURRENT
Employee provisions	1,253	858	1,253	858
Rehabilitation provision
opening balance	13,209	11,533	12,973	11,297
change in discount rate	(7,586)	—	(7,586)	—
additional provision due to ground disturbance	1,421	1,383	1,421	1,383
life of mine variation	(598)	—	(598)	—
interest charge	569	293	569	293
closing balance	7,015	13,209	7,015	12,973
	8,268	14,067	8,268	13,831
Total provisions	12,755	16,285	12,755	16,049
Current employee provisions relate to the following short-term benefits which are payable within 12 months:
Annual leave	1,396	800	1,396	800
Sick leave	29	26	29	26
Service bonus	3,062	1,392	3,062	1,392
Total	4,487	2,218	4,487	2,218

The service bonus is a scheme whereby some employees contribute 10% of their gross fortnight / monthly salary to the Group and are entitled to receive back their contributions plus a further 10% from the Group, to be paid out in the current period.

All non-current employee provisions relate to long-service leave entitlements and are determined in accordance with the requirements for other long-term employee benefits.

58 Lihir Gold Annual Report 2003

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
NOTE 15: INCOME TAX
Income tax expense for the year has been calculated as follows:
Profit before tax for the year	34,778	69,673	34,778	69,673
Prima facie income tax expense on operating profit at 30%	10,433	20,902	10,433	20,902
Tax effect of exempt and non-deductible items
Non-deductible entertainment	1	1	1	1
Non-deductible superannuation	151	—	151	—
Non-deductible rehabilitation	—	—	—	—
Provision against subsidiary not recognised	(212)	213	(212)	213
Foreign exchange losses	1,239	761	1,239	761
Adjustment to tax bases	—	(10,749)	—	(10,749)
Deferred tax assets not recognised / (recognised)	(11,612)	5,298	(11,612)	5,298
Income tax expense	—	16,426	—	16,426
Deferred tax position
Depreciation and impairment differences	74,869	98,458	74,869	98,458
Tax loss	43,523	33,404	43,523	33,404
Derivative financial instruments	(5,404)	(2,169)	(5,404)	(2,169)
Fair value reserve	61,109	15,923	61,109	15,923
Provisions	4,972	3,280	4,972	3,280
Prepayments	(172)	(86)	(172)	(86)
Other	(9,758)	(10,477)	(9,758)	(10,477)
Less deferred tax assets not recognised	(169,139)	(138,333)	(169,139)	(138,333)
Net deferred tax	—	—	—	-
Net tax impact on shareholders’ equity
Income statement
Income tax expense	—	16,426	—	16,426
	—	16,426	—	16,426
Fair value revaluation reserve
Deferred tax benefit	—	(16,426)	—	(16,426)
	—	(16,426)	—	(16,426)
Net impact on shareholders’ equity	—	—	—	-

At 31 December 2003, the Group had a net deferred tax position of $ nil (2002: $ nil), a current period tax expense of $ nil (2002: $16.4 million) included in the income statement and a tax benefit of $ nil (2002: $16.4 million) included in equity. The Group also had unrecognised tax losses of $145.1 million (2002: $111.3 million) and net deductible temporary differences of $418.7 million (2002: $349.8 million). The tax losses can be carried forward for a period not exceeding 20 years.

Lihir Gold Annual Report 2003 59

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

Deferred tax assets have not been recognised beyond deferred tax liabilities because the group does not consider that the realisation of the tax benefits through future taxable profits as probable, which implies a high level of likelihood. The recognition of deferred tax assets to the extent of deferred tax liabilities is required under IAS 12, as they relate to income taxes levied by the same taxation authority and the taxable temporary differences are expected to reverse in the same period as the deductible temporary differences.

On 31 December 2001, in accordance with IAS 12, a deferred tax asset of $16.4 million was recognised, being to the extent of the deferred tax liability. This arose as a consequence of the valuation of the effective portion of the hedge book being $54.8 million in-the-money. With the effective portion of the hedge book valuation being $73.0 million out-of-the-money at 31 December 2002, the deferred tax liability was effectively eliminated. As at 31 December 2003, the effective portion of the hedge book was $210 million out-of-the-money.

As Lihir Gold does not consider the realisation of its tax benefits as probable, no deferred tax asset has been recognised. On the same basis, the deferred tax asset previously raised as at 31 December 2001 was removed from the balance sheet, giving rise to a tax charge of $16.4 million for the year ended 31 December 2002. This tax charge was non-cash and offsets the non-cash tax benefit of $16.4 million recognised in the 2001 financial year.

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
NOTE 16: REMUNERATION AND BENEFITS
(a) Directors' remuneration, including the value of benefits received during the year:
Garnaut, Ross	114	83	114	83
Siaguru, Anthony	65	17	65	17
Cassidy, Peter	40	-	40	-
Loudon, Geoff	43	19	43	19
O’Reilly, John	-	-	-	-
Swan, Neil	402	298	402	298
Leslie, Jonathan (retired 1 March 2003)	-	-	-	-
Soipang, Marc (retired 7 March 2003)	-	-	-	-
Roberts, Alan (retired 31 March 2003)	195	330	195	330

In addition, during the year the Group paid a premium of $66,000 (2002: $55,000) for Directors’ and officers’ liability insurance.

(b)	The number of employees, not including Directors, whose remuneration and benefits exceeded $30,000 fall into the following bands:

Remuneration and benefit band	Number of employees
	2003	2002
$30,001 - $40,000	9	9
$40,001 - $50,000	—	7
$50,001 - $60,000	4	11
$60,001 - $70,000	1	3
$70,001 - $80,000	2	1
$80,001 - $90,000	7	16
$90,001 - $100,000	5	29
$100,001 - $110,000	10	4
$110,001 - $120,000	12	4
$120,001 - $130,000	9	2
$130,001 - $140,000	4	—
$140,001 - $150,000	1	—
$150,001 - $160,000	2	—
$160,001 - $170,000	—	1
$180,001 - $190,000	3	—
$190,001 - $200,000	1	—
$200,001 - $210,000	1	—
$260,001 - $270,000	1	—

60 Lihir Gold Annual Report 2003

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

NOTE 17: RETIREMENT BENEFITS

Certain employees of the Group participate in a retirement benefit plan, and contributions are made by the Group to the plan based on 15% of the employee’s base salary. Contributions made during the year amounted to $510,789. This is a multi-employer plan, and members’ benefits are defined contribution.

The Group also participates in the National Superannuation Fund of PNG in respect of its Papua New Guinean employees. The Group contributes to this fund at the statutory rate of 9%, inclusive of a 2% government imposed levy, of salary, and contributions made during the year amounted to $575,251. This is a multi-employer plan, and members’ benefits are defined contribution.

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
NOTE 18: AUDITOR’S REMUNERATION
Fees paid/payable to the company’s auditors for:
Auditing the financial statements
PricewaterhouseCoopers, PNG firm	137	127	137	127
PricewaterhouseCoopers, other overseas firms	35	25	35	25
Other services (tax)	28	73	28	73
	200	225	200	225
NOTE 19: SHARE CAPITAL
(a) Issued and paid up capital
Ordinary shares
Opening balance	873,822	873,822	1,513,394	873,822
Shares issued	156,240	-	156,240	-
Share issue transaction costs	(4,774)	-	(4,774)	-
Closing balance	1,025,288	873,822	1,025,288	873,822

	Number of shares
	'000
	2003	2002
(b) Issued and paid up capital
Opening balance	1,142,334	1,142,334
Shares issued	140,000	-
Closing balance	1,282,334	1,142,334
Consisting of:
Total shares	1,443,861	1,303,861
Treasury shares	(161,527)	(161,527)
Closing balance	1,282,334	1,142,334

Lihir Gold Annual Report 2003 61

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

All shares in the company and the Group are ordinary shares, all being of the same class, (other than Treasury shares), having equal participation and voting rights. The Treasury shares are classified as “B”            shares and arise from the merger with Niugini Mining Limited in 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of Lihir Gold Ltd.

In accordance with the PNG Companies Act, par values are not attributable to shares and there is no requirement for disclosure of authorised capital.

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
NOTE 20: CAPITAL AND LEASING COMMITMENTS
(a) Operating lease commitments
Non-cancellable operating leases contracted for but not capitalised in the accounts
Payable
not later than one year	502	324	502	324
later than one year but not later than 2 years	501	-	501	-
later than two years but not later than 5 years	628	-	628	-
	1,631	324	1,631	324
(b) Capital expenditure commitments
Capital expenditure commitments contracted for:
Payable
not later than one year	20,651	10,500	20,651	10,500
later than one year but not later than 2 years	- 20,651	- 10,500	- 20,651	- 10,500

NOTE 21: CONTINGENT LIABILITIES

Guarantees

As part of the Group’s support of Lihirian owned businesses, it has provided a number of guarantees to various financiers in favour of Lihirian companies. These guarantees total approximately $ nil (2002: $0.3 million). It is not anticipated that any material liabilities will arise in respect of these guarantees.

Claims

In December 2000 the company’s wholly-owned subsidiary — Niugini Mining (Australia) Pty Ltd — terminated a sales agreement for seven mining leases located in North Queensland. The purchaser commenced an action against Niugini Mining (Australia) Pty Ltd in the Supreme Court of Queensland, seeking to have the termination revoked and claims for unspecified damages.

The action was struck out by the court in October 2001 because of the purchaser’s failure to prosecute its action against Niugini Mining (Australia) Pty Ltd. The purchaser is free to lodge a new action and threatened to do so in mid-2002, however, at balance date, has not done so. Niugini Mining (Australia) Pty Ltd sold its North Queensland assets, including the seven mining leases to Kagara Pty Ltd, which was made aware of the previous litigation.

In June 2001 Niugini Mining (Australia) Pty Ltd became a party to a native title claim over some of its mining tenements in North Queensland. The company is currently arranging to withdraw from that native title claim following the sale of its relevant interests to Kagara Pty Ltd.

In previous financial years, Niugini Mining Ltd received two claims for unspecified damages relating to the decommissioned Mt Victor mine in PNG. These claims date back several years and have not been prosecuted vigorously. On the basis of legal advice, the company believes that neither of these claims are likely to succeed and intends to defend both vigorously.

62 Lihir Gold Annual Report 2003

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

NOTE 22: BORROWINGS AND FINANCE FACILITIES

The major facilities are summarised as follows:

(a)	Project financing facility

The Syndicated Finance Facility, signed on 22 November 2000, is a $50 million revolving credit facility arranged and underwritten by ABN -AMRO Australia Ltd. Commonwealth Bank of Australia, Deutsche Bank AG, Macquarie Bank Ltd and SG Australia Ltd are participating with ABN AMRO Australia Ltd as financiers of the structure. The interest applicable to the facility, inclusive of political risk insurance, is 2.9% over LIBOR. The facility limit reduces as follows:

30 June 2004	$10 million

30 June 2005	$30 million

The facility was previously reduced by $10 million as at 30 June 2003.

Mandatory prepayments are required under the finance facility under certain conditions. The company has pledged its assets as collateral and has provided a range of covenants and warranties in relation to the facility (refer to note 5).

(b)	Loan facility European Investment Bank (“EIB”)/ Mineral Resources Development Company Ltd (“MRDC”)

The company entered into an Agreement with EIB and MRDC whereby the European Investment Bank has loaned funds to MRDC who then on lent those funds to the company. The amount of the loan was $26.5 million when drawn down. The funds are provided to MRDC at a concessionary rate of interest. The interest rate payable by the company is 8.42%. The loan principal is repayable in 16 semi-annual instalments commencing four years after loan signature. The loan is unsecured.

The following table details the profile of debt repayments (based on the outstanding balance of the syndicated finance facility at 31 December 2003 of $19.509 million).

	COMPANY AND GROUP
	Syndicated		EIB		Total
Repayment maturity	finance		facility
	facility
	$000		$000		$000
	2003	2002	2003	2002	2003	2002
Current
Less than one year	—	—	3,510	3,510	3,510	3,510
Non-current
Between one and two years	19,509	—	3,510	3,510	23,019	3,510
Between two and three years		23,009	3,510	3,510	3,510	26,519
In excess of three years	—	—	3,509	7,019	3,509	7,019
	19,509	23,009	10,529	14,039	30,038	37,048
Total	19,509	23,009	14,039	17,549	33,548	40,558

Lihir Gold Annual Report 2003 63

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

NOTE 23: FINANCIAL RISK MANAGEMENT

(i) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the PNG kina and Australian dollar. As revenue and a large proportion of expenditure is denominated in US$ the Group does not hedge its foreign exchange exposure.

(ii) Interest rate risk

Following the equity raising in November 2003, the Group had $152.6 million on deposit at year end to cover both operating costs and identified capital and debt reduction initiatives. Of interest bearing liabilities the fixed / floating split is 42% (2002: 43%) and 58% (2002: 57%) respectively. A change in interest rates of 1% will have an approximate income impact of $0.8 million per annum.

(iii) Credit risk

For hedging transactions the maximum credit risk at any point in time, from the perspective of Lihir Gold, is the difference between the agreed strike price in the contract and the prevailing spot price, to the extent that hedging positions are in-the-money. At the prevailing spot price of $417.50 / oz (2002: $342.75) on 31 December 2003, the hedge book was $199.4 million out-of-the-money (2002: $65.8 million out-of-the-money), effectively eliminating the Group’s credit risk as at that date. Transactions are spread between six major bullion banks, and there is no significant concentration of risks amongst those parties.

All counterparties to these transactions are recognised financial institutions with a minimum credit rating of Aa3. The Group’s risk in the event of any of the counterparties defaulting on their contractual obligations is limited to any revenue that may be foregone in the case where the defaulted contract’s strike price exceeds the prevailing spot price at the value date. The company does not expect any counterparty to fail to meet its obligations.

(iv) Liquidity risk

The Group engages in prudent liquidity risk management by maintaining sufficient cash and cash equivalents and ensuring the availability of adequate committed credit facilities.

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
NOTE 24: DERIVATIVE FINANCIAL INSTRUMENTS
Current assets
Forward contracts	9,733	1,948	9,733	1,948
Put options bought	90	—	90	—
	9,823	1,948	9,823	1,948
Non-current assets
Forward contracts	7,437	5,455	7,437	5,455
Put options bought	3,679	4,582	3,679	4,582
	11,116	10,037	11,116	10,037
Current liabilities
Forward contracts	30,179	6,133	30,179	6,133
Call options sold	1,196	—	1,196	—
	31,375	6,133	31,375	6,133
Non-current liabilities
Forward contracts	161,290	59,704	161,290	59,704
Call options sold	27,628	11,915	27,628	11,915
	188,918	71,619	188,918	71,619
Shareholders’ equity — fair value and other reserves
Forward contracts	(177,152)	(46,494)	(177,152)	(46,494)
Call options sold	(26,542)	(6,583)	(26,542)	(6,583)
Deferred hedging gains / (losses)	(2,854)	(16,392)	(2,854)	(16,392)
	(206,548)	(69,469)	(206,548)	(69,469)

64 Lihir Gold Annual Report 2003

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
The estimated net amount of gains / (losses) contained in the fair value and other reserves which are expected to be reclassified to earnings within the next 12 months is as follows:
Forward contracts	(20,851)	(7,849)	(20,851)	(7,849)
Deferred hedging gains / (losses)	(6,101)	(191)	(6,101)	(191)
	(26,952)	(8,040)	(26,952)	(8,040)

The Group has entered into a series of agreements with financial institutions in relation to future sales of gold. The purpose of these transactions is to protect the level of income in future years. It is not Group policy to engage in speculative hedging activities.

As at 31 December 2003 Lihir Gold’s hedge book amounted to 2,029,558 ounces as shown in the following summary:

	Forward sales		Put options bought		Call options sold
	Ounces	Committed	Ounces	Minimum	Ounces	Maximum
	-	price	-	price	-	price
0-3 months	54,494	$325.38	5,000	$335.00	5,000	$365.00
3-6 months	54,494	$325.38	5,000	$335.00	5,000	$365.00
6-9 months	54,494	$325.38	5,000	$335.00	5,000	$365.00
9-12 months	59,438	$325.81	5,000	$335.00	5,000	$365.00
2005	265,478	$333.71	95,000	$320.39	95,000	$326.71
2006	292,500	$328.50	39,000	$325.26	39,000	$336.74
2007	330,000	$323.76	96,000	$319.17	96,000	$319.08
2008	375,475	$331.96	40,000	$335.00	20,000	$365.00
2009	243,185	$350.76
2010	10,000	$327.00
	1,739,558	$331.86	290,000	$323.66	270,000	$331.12

Forward sales are transactions against which the Group will be obliged to deliver when they fall due. The price therefore represents a fixed and guaranteed amount of revenue.

Bought put options are transactions that will occur at the discretion of the Group. Should the spot price exceed the strike price of the option at the date on which the option expires, the Group will allow the option to expire and will sell the equivalent amount of gold in the spot market. Conversely, if the strike price is higher than the spot price on that date, the option will be exercised.

Sold call options are transactions that will occur at the discretion of the purchaser. Should the spot price exceed the strike price of the option at the date on which the option expires, a rational purchaser would exercise the option obliging the Group to deliver gold into the contract at the contracted strike price.

Spot deferred sales are short term transactions into which the Group has entered and, while designated against specific future production, do not have a fixed contracted delivery date, but are rolled forward until the date the sale occurs. The strike price eventually received will depend on the contango applied during the intervening period.

Lihir Gold Annual Report 2003 65

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

Gold lease rate swaps entitle the Group to receive a fixed rate allowance, used in the determination of the forward contract price, in exchange for an obligation to pay a floating rate, where settlement occurs on a periodic basis.

The Group does not enter into hedging transactions that have provisions for margin calls.

The minimum total revenue generated from these programs will be $671 million (2002: $719 million). Revenue generated from the same number of ounces at the prevailing spot price at 31 December 2003 of $417.50 (2002: $342.75) per ounce would be $847 million (2002: $747 million).

On 31 December 2003, the estimated fair value of the total hedge program as determined by an independent party, based on the ruling spot price of $417.50 (2002: $342.75), was $199.4 million out-of-the-money (2002: $65.8 million out-of-the-money). At the spot price plus 10% ($459.00) the estimated fair value would be approximately $280 million out of the money. Conversely, at the spot price less 10% ($376) the estimated fair value would be $120 million out of the money. The fair value of commodity contracts is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the company would expect to receive or pay to terminate the agreements at the reporting date. Fair value of options is an estimate based on relevant market information such as: volatility of similar options, futures prices and the contracted strike price.

Net profit for 2003 included revaluation revenue relating to ineffective hedges of $12.1 million (2002: $2.2 million). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed through the income statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir Gold elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps. The $12.1 million (2002: $2.2 million) revenue has arisen due to lease rates falling to historical levels, across the lease rate yield curve coupled with the expiration of time, on what is typically an upward sloping curve.

The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At 31 December 2003, shareholders equity included a hedging fair value reserve of negative $206.5 million (2002: negative $69.5 million).

The company does not use financial instruments to hedge future interest rates or foreign exchange transactions.

NOTE 25: SEGMENT REPORTING

The Group produces gold in PNG.

NOTE 26: RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions that are no more favourable than those available to other parties.

Lihir Management Company Ltd (LMC), a wholly owned subsidiary of Rio Tinto Plc, manages the company pursuant to a management agreement dated 17 March 1995. LMC receives a management fee according to the terms of this agreement.

There are two Directors who are on the Board of the company and LMC.

Directors interests are outlined in page 38 of the Annual Report

Lihir Gold has provided debt to the Lakaka Group and to Kuridala, as disclosed in note 10. There is no exposure to losses in these companies, apart from the credit risk exposure for amounts owed. All amounts advanced are considered to be recoverable.

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
Related companies
Amounts included in the determination of profit from ordinary activities before taxation that resulted from transactions with related parties:
The Rio Tinto Group supplies labour on a secondment basis and bears expenses on behalf of the company which are subsequently recharged to the company	1,111	709	1,111	709

66 Lihir Gold Annual Report 2003

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

	GROUP		COMPANY
	$000		$000
	2003	2002	2003	2002
LMC management fee	3,449	3,402	3,449	3,402
Interest received from related entities on finance provided (refer note 10)	369	281		281
Lakaka Group, a landowner group of companies, supplies
various services to the group on an arms length basis.	5,844	4,080	5,844	4,080
Kuridala, a landowner company, supplies various services
to the group on an arms length basis.	1,439	1,710	1,439	1,710
NOTE 27: EARNINGS PER SHARE
The number of ordinary shares has been based on the weighted average number of ordinary shares on issue during the year. At 31 December 2003 no options were outstanding.
Net loss attributable to ordinary shareholders	34,778	53,247	34,778	53,247
Weighted average number of ordinary shares (thousands)	1,158,444	1,142,334	1,158,444	1,142,334
Basic EPS (cents/share)	3.0	4.7	3.0	4.7
Diluted number of ordinary shares (thousands)	1,158,444	1,142,334	1,158,444	1,142,334
Diluted EPS (cents/share)	3.0	4.7	3.0	4.7

NOTE 28: DIVIDENDS PER SHARE

At the Annual General Meeting on 29 April 2003, a dividend in respect of 2002 of $A0.02 per share amounting to a total dividend of $14.2 million was proposed and paid on 16 July 2003. Dividends paid in 2003 are shown in the statement of changes in equity as an appropriation of retained earnings / (losses) during the year ended 31 December 2003. No dividends were declared or paid in 2002.

NOTE 29: PRINCIPAL SUBSIDIARIES

Name of subsidiary	% ownership interest	Country of incorporation
Niugini Mining Limited	100%	Papua New Guinea
Niugini Mining Australia Pty Ltd	100%	Australia

As of 2 February 2000 Niugini Mining Limited became a 100% owned subsidiary of the company.

	$000
	2003	2002
Investment in subsidiary	54,648	54,648
Less: provision against investment	(1,102)	(1,808)
	53,546	52,840

Contingent liabilities relating to Niugini Mining Limited and its subsidiary Niugini Mining Australia Pty Ltd are disclosed in Note 21.

Lihir Gold Annual Report 2003 67

Financial report

Notes to and forming part of the financial statements
Year ended 31 December 2003

SUPPLEMENTARY INFORMATION
ADDITIONAL DISCLOSURES FOR PNG INVESTORS

In accordance with Accounting Standards Board Directive 2 (ASBD 2) and the Investment Promotion Authority, the company and Group have approval to prepare and lodge US dollar financial statements, being their measurement and presentation currency. The following supplementary information is however required and is expressed in PNG kina terms:

	GROUP		COMPANY
	K 000		K 000
	2003	2002	2003	2002
Revenue	757,181	852,756	757,181	852,756
Net profit	122,765	212,988	122,765	212,988
Total assets	2,569,053	2,425,081	2,752,744	2,647,284
Total liabilities	986,240	631,934	1,169,931	854,137
Net assets	1,582,813	1,793,147	1,582,813	1,793,147

Asset and liability balances are translated from US dollars (the Group’s measurement currency) at the rate prevailing at 31 December 2003 of K1.00 = $0.2915 (2002: K1.00 = 0.2378) while income and expense items are translated at a rate that approximates actual exchange rates for the year of K1.00 = $0.2833 (2002: K1.00 = $0.2500).

68 Lihir Gold Annual Report 2003

Feedback form

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If yes, please notify Lihir Gold’s share registrar, Computershare (see contact details on page 73)

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Thank you. Please return this survey to us by fax (+675) 986 5293 (PNG) or (+617) 3229 5950 (Australia). Alternatively, you can fill it in on our website or post it to the following address:

Company Secretary Lihir Gold Limited GPO Box 905, Brisbane 4001, Australia	Thank you

Lihir Gold Annual Report 2003 69

Other information sources

Factsheets
Company profile

Factsheet 1: Company snapshot

Sustainable community development

Factsheet 1: Building positive community relations – an overview

Factsheet 2: Improving the standard of living

Factsheet 3: Improved health care facilities and services

Responsible environmental management

Factsheet 1: Ocean disposal – an overview

Factsheet 2: Choosing the most appropriate waste disposal method

Factsheet 3: Meeting PNG regulations and world standards

Factsheet 4: Safe disposal of process chemicals and metals

Factsheet 5: Monitoring and research

Understanding the local culture

Fact sheet 1: Lihir’s landownership system

Fact sheet 2: The practice of the gorgor

Fact sheet 3: Recreation areas and sacred sites

Fact sheet 4: Customary ceremonies

English and Tok Pisin versions of these factsheets are available on our website. Hard copies are available on request by contacting Denise Allan on (+617) 3229 5483 (Australia) or at Denise.Allan@lihir.com.pg or Jimmy Peter on (+675) 986 5568 (PNG) or at Jimmy.Peter@lihir.com.pg.

Community & Environment Report

At the time of going to print the 2003 report was being produced. It will be made available on our website shortly. Hard copies will be available on request by contacting Denise Allan or Jimmy Peter.

Lihir Direct

This quarterly staff newsletter is available on our website. Hard copies are available on request by contacting Denise Allan or Jimmy Peter.

www.lihir.com.pg

Lihir Gold’s website offers a comprehensive and user-friendly resource.

Lihir Gold Annual Report 2003 71

Corporate directory

ARBN

069 803 998

LIHIR GOLD OFFICES

Papua New Guinea

Level 7, Pacific Place (head office)
Cnr Champion Parade & Musgrave Street
Port Moresby
Papua New Guinea

or

PO Box 789
Port Moresby
Papua New Guinea
Phone: (+675) 321 7711
Fax: (+675) 321 4705

Administration office (operations)
Putput
Lihir Island
New Ireland Province
Papua New Guinea
Phone: (+675) 986 4014
Fax: (+675) 986 4018

Kavieng office (provincial office)
Coronation Street
Kavieng
New Ireland Province
Papua New Guinea

or

PO Box 380
Kavieng
Papua New Guinea
Phone: (+675) 984 2698
Fax: (+675) 984 2411

Australia

Level 14, 12 Creek Street
Brisbane 4000
Queensland
Australia

or

GPO Box 905
Brisbane 4001
Queensland
Phone: (+617) 3229 5483
Fax: (+617) 3229 5950

GENERAL ENQUIRIES

info@lihir.com.pg or telephone the Brisbane
or Lihir offices on the numbers provided.

WEBSITE

www.lihir.com.pg

SHAREHOLDER INFORMATION

Company secretary and
investor relations

Mark Laurie
Manager Corporate, Investor Relations
and Company Secretary
Phone: (+675) 986 5576
Fax: (+675) 9864 018
E-mail: Mark.Laurie@lihir.com.pg

Share registry

Papua New Guinea

Computershare Investor Services Pty Ltd
c/- Deloitte Touche Tohmatsu
Level 12, Deloitte Tower
Douglas Street
Port Moresby
Papua New Guinea

or

PO Box 1275
Port Moresby NCD 121
Papua New Guinea
Phone: (+675) 321 1911
Fax: (+675) 308 7001

Australia
Computershare Investor Services Pty Ltd
Level 27, Central Plaza One
345 Queen Street
Brisbane 4000
Australia

or

GPO Box 523
Brisbane 4001
Australia
Phone: (+617) 3237 2100
Fax: (+617) 3229 9860
Website: www.computershare.com
E-mail: brisbane.services@computershare.com.au

Stock exchange listings

Australian Stock Exchange
Code: LHG
www.asx.com.au

Nasdaq Stock Exchange
Code: LIHRY
www.nasdaq.com

Port Moresby Stock Exchange
Code: LHG
www.pomsox.com.pg

ADR depositary

The Bank of New York
101 Barclay Street, 22 West
New York
New York 10286
United States of America
Phone: 1-888-BNY-ADRs (US residents)
1-610-312-5315 (non-US residents)
Website: www.adrbny.com

OTHER

Auditors

PricewaterhouseCoopers
Level 6
Credit House
Cuthbertson Street
Port Moresby
Papua New Guinea
Phone: (+675) 321 1500
Fax: (+675) 321 1428

Bankers

Bank of South Pacific
PO Box 78
Port Moresby
Papua New Guinea
Phone: (+675) 322 9700
Fax: (+675) 321 1954

Commonwealth Bank of Australia
Level 11
240 Queen Street
Brisbane
Queensland 4001
Australia
Phone: (+617) 3237 3434
Fax: (+617) 3237 3399

Lihir Annual Report 2003 73